Exhibit 99.1

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

AMIRA NATURE FOODS, LTD., Plaintiff, -against- Prescience point llc, PRESCIENCE PARTNERS, LP, prescience investment group llc, PRESCIENCE CAPITAL, LLC, eiad asbahi, Defendants.	Case No. 15-cv-09655-VEC AMENDED COMPLAINT JURY TRIAL DEMANDED

TABLE OF CONTENTS

				Page

INTRODUCTION				1

PARTIES				4

	The Plaintiff			4

	The Defendants			5

JURISDICTION AND VENUE				7

FACTUAL ALLEGATIONS				8

I.	AMIRA, AN INDIAN FAMILY-OWNED COMPANY FOUNDED A CENTURY AGO, GROWS QUICKLY TO BECOME AN INTERNATIONALLY RECOGNIZED COMPANY			8

II.	PPRG’S BUSINESS IS TO PUBLISH DEFAMATORY REPORTS ABOUT PUBLIC COMPANIES IN FURTHERANCE OF DEFENDANTS’ SHORT-SELLING SCHEMES			13

III.	PPRG PUBLISHES ITS FIRST REPORT DEFAMING AMIRA IN ORDER TO MANIPULATE THE PRICE OF AMIRA’S STOCK FOR DEFENDANTS’ FINANCIAL GAIN			16

	A.	PPRG Launches Its First Defamatory Attack On Amira To Coincide With The Launch Of Amira’s Proposed Debt Offering		16

	B.	The February 2015 Report Is Replete With Misstatements And False Innuendo About Amira		18

		1.	PPRG’s False Statements and Suggestions About Amira’s International Revenue Based on Export Sales	21

		2.	PPRG’s False Statements and Suggestions About Amira’s Domestic Revenue Based on India Sales	29

		3.	PPRG’s Baseless Accusation that Amira Failed to Disclose Related Party Transactions Since the IPO	34

		4.	PPRG’s Baseless Accusation About Amira’s “Sham” Real Estate Transaction	39

		5.	PPRG’s Other “Red Flag” Issues About Amira Are False and Defamatory	40

		6.	PPRG’s “Interviews” with Amira Insiders Are False and Misleading	44

IV.	PPRG’S FEBRUARY 2015 REPORT CAUSES A NEARLY 40% DROP IN AMIRA’S STOCK PRICE, FORCES AMIRA TO CANCEL ITS DEBT OFFERING, AND RESULTS IN A CLASS ACTION LAWSUIT			45

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V.	BY JULY 2015, AMIRA’S STOCK REBOUNDS AND AMIRA ANTICIPATES FILING ITS FY2015 ANNUAL REPORT ON TIME	48

VI.	ON THE EVE OF AMIRA FILING ITS FY2015 ANNUAL REPORT, PPRG PUBLISHES A SECOND REPORT MALIGNING AMIRA	47

VII.	THE PUBLICATION OF THE PPRG REPORTS CAUSES AMIRA’S STOCK TO PLUMMET UNTIL ITS INDEPENDENT EXTERNAL FORENSIC FIRM CONFIRMS PPRG’S ALLEGATIONS ARE UNSUBSTANTIATED AND UNFOUNDED	53

VIII.	THE PPRG REPORTS HAVE CAUSED AMIRA TO LOSE BUSINESS, REALIZE DECLINING REVENUES, AND INCUR SIGNIFICANT COSTS	54

PRAYER FOR RELIEF		66

JURY TRIAL DEMAND		66

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Plaintiff Amira Nature Foods, Ltd., by its attorneys, Quinn Emanuel Urquhart & Sullivan, LLP, for its Amended Complaint against Prescience Point LLC (a.k.a. Prescience Point Research Group), Prescience Partners, LP, Prescience Investment Group, LLC, Prescience Capital, LLC, and Eiad Asbahi (collectively, the “Defendants”), respectfully alleges as follows:

INTRODUCTION

1.          Amira Nature Foods, Ltd. (“Amira” or the “Company”) is an international company founded in India over a century ago that produces, distributes and sells specialty rice and other food products globally and that trades on the New York Stock Exchange (“NYSE”). Amira brings this action seeking redress from Defendants for knowingly disseminating false and misleading information and innuendo about Amira’s financial condition and financial reporting thereby severely depressing the price of Amira’s stock, damaging Amira’s reputation, and causing the Company, among other harm, to suffer a loss in revenue and incur expenses of no less than $11.75 million.

2.          Defendants run or are otherwise affiliated with a financial research firm called Prescience Point Research Group (“PPRG”), which holds itself out to investors as having “over 25 years of combined Wall Street experience, and a significant track-record of successful short recommendations.” PPRG claims that its “sole focus [is] conduct[ing] comprehensive fundamental research [to] uncover companies that are engaging in fraudulent or misleading business practices” by “partner[ing] with leading hedge funds, private investigators, accountants, lawyers and industry experts to conduct [its] research process.”1 In February and July 2015, PPRG published two reports baselessly accusing Amira of filing fraudulent financial statements with the U.S. Securities and Exchange Commission (“SEC”) and engaging in other unethical business practices. As intended by Defendants, each report caused a sharp sell-off of Amira’s stock because investors were led by PPRG to believe the so-called “research reports” contained provable facts about Amira’s business practices. In reality, the reports were replete with intentional misrepresentations. Defendants, who sold short shares of Amira’s stock prior to publishing the reports, profited when the price of the stock declined because they were able to cover their short positions at the depressed prices caused by the misstatements in their PPRG reports.

1   Prescience Point Research Group, About Us, http://www.presciencepoint.com/about-us/ (last visited Apr. 28, 2016).

3.          PPRG, which is controlled by Defendant Asbahi, does not charge for access to its research reports, which are available to investors for free on the PPRG website and actively distributed by Defendants using investor relations email campaigns and various social media applications. Asbahi instead relies on making massive profits by ensuring that, as a result of the PPRG reports, the share price of the publicly-traded companies targeted by PPRG will decline. Upon information and belief, Asbahi, through Defendants Prescience Partners, LP, Prescience Investment Group, LLC, and Prescience Capital, LLC, places sale orders of shares to build up “short” positions on a target company, then drafts a report containing false and/or misleading statements about the company and falsely accuse the company of, for example, misstating its revenues. Asbahi and PPRG then aggressively disseminate the PPRG reports to investors causing panicked selling in the targeted company’s stock and a reduction in its stock price. Once the price of the target company declines, Asbahi, through Defendants Prescience Partners, LP, Prescience Investment Group, LLC and Prescience Capital, LLC, purchases the shares at the reduced prices to cover the short position and profits from the difference in the sale price and the cover price. Asbahi lines his pockets and those of the Prescience entities he controls with the proceeds of the scheme while destroying companies and share value for the target companies’ stockholders.

4.          Last year, Asbahi targeted Amira and issued two PPRG reports about the Company that were riddled with false statements and suggestions as well as incomplete facts. Asbahi, who amassed short positions in Amira stock prior to the publication of the two PPRG reports, carefully timed the release of the reports for maximum negative impact on Amira’s stock price. In each case, Asbahi and PPRG released the reports just before a significant company event, such as the day before Amira’s financial statements were required to be filed with the U.S. Securities and Exchange Commission (“SEC”). Asbahi’s assault against Amira was successful and, by rigging its bets on Amira’s stock in this way, the PPRG reports at one point caused Amira’s shares to lose more than 75% of their value, or nearly $400 million in market capitalization losses.  Even today, after a partial recovery in share price, Amira has lost more than $230 million in market value as a direct result of Defendants’ scheme.

5.          To increase the credibility of its reports and the “research conclusions” therein, PPRG relies on “interviews” with individuals that PPRG portrays as current or former Amira “insiders,” many of whom have never, to their knowledge, spoken with a short-seller concerning Amira, never heard of Prescience Point Research Group or any of its affiliates, and/or are not and were never Amira “insiders.”

6.          The PPRG reports are nothing but a compendium of misstatements. This was recently confirmed by an independent external investigative firm, BDO LLP (“BDO”), which Amira’s independent audit committee engaged to review key allegations made by PPRG. After an in-depth forensic investigation, BDO found that PPRG’s allegations were unsubstantiated and/or unfounded. On November 10, 2015, Amira publicly disclosed BDO’s findings in a Form 6-K filed with the SEC.2 In fact, in addition to the BDO report, three independent audit firms have provided unqualified audit opinions on the SEC reporting periods discussed in the PPRG reports.

2   Amira Nature Foods, Ltd., Form 6-K (Nov. 10, 2015), available at https://www.sec.gov/Archives/edgar/data/1552448/000114420415064132/v424040_6k.htm (last visited Apr. 28, 2016).

7.          As a direct and proximate result of Defendants’ actions, Amira has suffered irreparable reputational harm and financial damages. Among other things, Amira has lost revenue, incurred expenses of no less than $10.5 million, and was forced to (i) terminate an important revolving credit facility and bond offering that was critical for Amira’s growth and expansion plans and would have reduced its cost of capital; (ii) delay the construction of its new processing facility; (iii) delay the filing of its fiscal year (“FY”) 2015 annual report with the SEC, which resulted in a precipitous and sustained fall to Amira’s stock price; (iv) expend significant resources defending against PPRG’s baseless accusations, including in a securities fraud class action lawsuit brought by certain Amira shareholders; and (v) divert management time and resources that would have otherwise been focused on growing Amira’s business. Amira and its public shareholders will continue to suffer irreparable harm if Defendants are not permanently enjoined from issuing additional reports containing false and defamatory statements about the Company.

PARTIES

The Plaintiff

8.          Amira is incorporated under the laws of the British Virgin Islands. Amira is headquartered in Dubai and maintains substantial operations in India. It also has offices in the United States, United Kingdom, and Germany.

9.          Amira is a leading global provider of branded packaged specialty rice and other related food products with sales in over 60 countries. It generates the majority of its revenue from the sale of Basmati rice, a premium long-grain variety of rice grown in certain regions of the Indian sub-continent, as well as other specialty rice under the Amira brand and other third party brands (its customers’ brands). It also sells ready-to-heat meals, edible oils and a growing line of organic products and other products such as wheat, barley, legumes and other produce.

The Defendants

10.         Defendant Prescience Point LLC (a.k.a. Prescience Point Research Group) (“PPRG”) is a limited liability company incorporated under the laws of the State of Delaware. PPRG, which was co-founded by Defendant Asbahi in October 2012, authors and publishes reports about certain public companies with the stated goal of ensuring that investors receive “full and complete honesty, transparency and accountability from corporations they invest with.”3 PPRG touts itself as having extensive Wall Street experience and professes to be a credible source for investors of information about the companies that are the subject of its reports.4 PPRG further professes to produce research that “challenges conventional thinking with deep fundamental analysis, analytical rigor, and conclusions rooted in facts.”5 Upon information and belief, PPRG is the mouthpiece for Defendants Prescience Partners, LP, Prescience Investment Group, LLC, Prescience Capital, LLC, and Asbahi, each of which profits from the impact of the “research reports” published by PPRG on the value of the stock of the public companies that PPRG targets. According to information reported by Defendant Asbahi to the Financial Industry Regulatory Authority (“FINRA”), since 2012, Prescience Point LLC has conducted “research and analysis on investment ideas.”

3   Press Release, Prescience Point Research Group Launches Platform to Uncover Fraudulent Practices Among Publicly Traded Companies (Oct. 26, 2012), available at http://presciencefunds.com/wp-content/uploads/2012/11/PresciencePoint_General-Press-Release_final.pdf (last visited Apr. 12, 2016); Prescience Point Research Group, About Us, http://www.presciencepoint.com/about-us/ (last visited Apr. 28, 2016).

4   Id.

5   Press Release, Prescience Point Research Group Launches Platform to Uncover Fraudulent Practices Among Publicly Traded Companies (Oct. 26, 2012), available at http://presciencefunds.com/wp-content/uploads/2012/11/PresciencePoint_General-Press-Release_final.pdf (last visited Apr. 12, 2016).

11.         Defendant Prescience Partners, LP is a limited partnership organized under the laws of the State of Delaware. Prescience Partners is a hedge fund that actively engages in stock transactions, including short-selling, relating to the public companies about which PPRG publishes reports.

12.         Defendant Prescience Investment Group, LLC is a limited liability company incorporated under the laws of the State of Louisiana that purports to be “a research driven performance-oriented investment firm.”6 Since 2014, Prescience Investment Group has been registered with FINRA as an investment advisor. It was founded in 2009 by Defendant Asbahi, who invests “a significant amount of [his] liquid net worth … alongside Prescience’ investors.”7 Prescience Investment Group is the investment manager of Prescience Partners.

13.         Defendant Prescience Capital, LLC is a limited liability company incorporated under the laws of the State of Louisiana. Prescience Capital is the general partner of Prescience Partners.

6   Prescience Investment Group Website Homepage, http://presciencefunds.com/ (last visited Apr. 11, 2016).

7   Prescience Investment Group, About Us, http://presciencefunds.com/eiad_asbahi/ (last visited Apr. 27, 2016).

14.         Defendant Eiad Asbahi is a co-founder of PPRG and the founder of Prescience Partners, LP, Prescience Investment Group, LLC, and Prescience Capital, LLC, each of which is controlled by Defendant Asbahi. Defendant Asbahi is an investment advisor representative who has been registered with FINRA as such since March 25, 2010. He claims to have graduated summa cum laude from Louisiana State University (“LSU”) as an undergraduate and at the top of his MBA program at LSU, was “selected as being in the top 5% of the 7,000+ analysts/PM’s by analyst network Sumzero.com,” worked as an investment analyst with several hedge fund managers in New York, and is a Chartered Financial Analyst (“CFA”).8 Defendant Asbahi, among others, authored and published two PPRG “research reports” about Amira containing false and defamatory statements and has continued to make such statements about the Company on social media sites like Twitter. Upon information and belief, Defendant Asbahi is the mastermind of the short-selling scheme perpetrated against Amira and, given this control over the other Defendants, has personally profited from defaming Amira.

JURISDICTION AND VENUE

15.         Upon information and belief, the Court has jurisdiction over Defendant Asbahi pursuant to CPLR § 301 because Defendant Asbahi is domiciled in the State of New York.9

16.         The Court also has jurisdiction over Defendants pursuant to CPLR § 302(a)(1) because Defendants transact business in and have directed their activities toward the State of New York by, inter alia, authoring, publishing and disseminating false statements about Amira in New York with the goal of depressing Amira’s share price and short-selling shares in Amira on the NYSE, and this action arises out of Defendants’ in-state transactions.

8   Eiad Asbahi, LinkedIn Profile, https://www.linkedin.com/in/asbahi (last visited Apr. 28, 2016); Press Release, Prescience Point Research Group Launches Platform to Uncover Fraudulent Practices Among Publicly Traded Companies (Oct. 26, 2012), available at http://presciencefunds.com/wp-content/uploads/2012/11/PresciencePoint_General-Press-Release_final.pdf (last visited Apr. 12, 2016).

9   Id. (indicating that Defendant Asbahi is located in the “Greater New York City Area”).

17.         In addition, the Court has jurisdiction over Defendants pursuant to 15 U.S.C. § 78aa because Section 27 of the Securities Exchange Act of 1934 confers personal jurisdiction over a defendant who is served anywhere in the United States.

18.         The Court has subject matter jurisdiction over this case pursuant to 28 U.S.C. § 1331 because the securities act claims asserted herein arise under Section 10 of the Securities Exchange Act of 1934, and pursuant to 28 U.S.C. § 1332(a) because diversity of jurisdiction exists and the amount in dispute exceeds the sum of $75,000.

19.         Venue is proper in this district pursuant to 28 U.S.C. § 1391(b) because Defendant Asbahi resides in the State of New York and a substantial part of the events or omissions giving rise to the claim occurred in the State of New York.

FACTUAL ALLEGATIONS

I.	AMIRA, AN INDIAN FAMILY-OWNED COMPANY FOUNDED A CENTURY AGO, GROWS QUICKLY TO BECOME AN INTERNATIONALLY RECOGNIZED COMPANY

20.         Amira was founded by the Chanana family in India in 1915. The Chanana family ran the Company successfully as a private business for nearly a century. In October 2012, Amira, under the fourth-generation leadership of Chairman and Chief Executive Officer Mr. Karan A. Chanana, and with the goal of funding continued international growth and expansion, completed an Initial Public Offering (“IPO”) in the United States as a foreign private issuer. At the time of its IPO, Amira’s stock was priced at $10 per share.

21.         Mr. Chanana owns approximately 75% of the Company’s shares, and members of the Company’s management team and the Board of Directors invested their own personal funds into the Company and some have purchased shares in the open market as allowed under SEC rules and regulations. They continue to hold and have not sold any of their shares.

22.         Since its IPO, Amira has experienced tremendous growth driven by (i) increased distribution both in India and internationally, (ii) overall pricing and growing worldwide demand for packaged specialty rice, primarily Basmati rice, a premium variety that is grown only in certain regions of the Indian sub-continent and is known for its long-grain and appealing aroma, and (iii) strong macroeconomic growth in many countries in which it operates.

23.         Globally, Amira has expanded its market reach from 40 countries as of the IPO to more than 60 countries today, including the United States, United Kingdom, and Germany. Amira expanded its branded presence from 25 countries as of the IPO to more than 40 countries today. Amira sells its products in both developed and emerging markets through a broad distribution network, including by global retailers, such as Whole Foods, Cost Plus World Market, Bharti, Big Bazaar, Carrefour, Costco, easyday, EDEKA, HB, Jetro Restaurant Depot, Lulu’s, Kaufland, Metro Cash & Carry, Morrison’s, Publix, Spencer’s, and Waitrose. In emerging markets, including India, Amira’s products are sold by global retailers and regional supermarkets, as well as a network of small, privately-owned independent stores which are also known as general trade, traditional, or “mom and pop” retail stores. Amira also sells into the hotel and restaurant channel and it has a longstanding network of third party branded partners that sell its products under their brand name in more than 40 countries throughout the world.

24.         Prior to filing its financial disclosures for the six months ended September 30, 2015—the period during which PPRG targeted Amira and that reflects its financial status for the first half of its 2016 fiscal year—the Company had reported 11 consecutive quarters of revenue, adjusted EBITDA, and earnings growth. Specifically, Amira’s revenues had grown from approximately $329 million for fiscal year 2012, to $414 million for fiscal year 2013, $547 million for fiscal year 2014, and $700 million for fiscal year 2015. Adjusted EBITDA had grown from approximately $40 million for fiscal year 2012, to $52 million for fiscal year 2013, to $75 million for fiscal year 2014, to $99.9 million for fiscal year 2015. Adjusted earnings per share (“EPS”) had grown from $0.33 for fiscal year 2012, to $0.59 for fiscal year 2013, $1.14 for fiscal year 2014, and $1.56 for fiscal year 2015.

25.         As discussed further below, in the aftermath of Asbahi’s targeting of Amira, the Company for the first time has reported decreasing revenues and profits for the six months ended September 30, 2015 (the period that coincides with PPRG’s prolonged and relentless attack against the Company), caused by both a loss in international business and increased expenses attributable to, among other things, defending itself against PPRG’s meritless accusations. See infra Section VII.

26.         In its annual reports, Amira publicly reports the sources of its revenue in three categories: (i) by region (e.g., India, EMEA, Asia Pacific, and North America or by India and internationally); (ii) by Amira branded products, third party branded products, and institutional products; and (iii) by sales of Basmati rice versus specialty rice and other products.

27.         As to the third category (sales of Basmati rice), Amira publicly reports the percentage of its total revenue derived from sales of Basmati rice. For fiscal years 2012, 2013, 2014, and 2015, Amira disclosed that it derived 69.8%, 76.1%, 65.2%, and 66.6%, respectively, of its revenue from the sale of Basmati rice.10 Amira does not publicly report, and is not required to publicly report, the percentage of those sales that are derived from international sales (i.e., sales outside of India) and domestic sales (i.e., sales within India) of Basmati rice. In addition, Amira does not publicly report, and is not required to publicly report, the amount of its Amira branded products, third party branded products and institutional products by geography. Amira also does not publicly report, and is not required to publicly report, its gross margin.

10   Amira Nature Foods Ltd. 2014 Annual Report at 42, available at http://www.sec.gov/Archives/edgar/data/1552448/000114420414045161/v384841_20f.htm (last visited Apr. 28, 2016) (“Amira 2014 Annual Report”); Amira Nature Foods Ltd. 2015 Annual Report at 39, available at http://www.sec.gov/Archives/edgar/data/1552448/000114420416076738/v429556_20f.htm (last visited Apr. 12, 2016) (“Amira 2015 Annual Report”).

28.         Amira’s revenues are publicly reported each year as part of the financial statements the Company files annually with the SEC. Amira’s annual report is filed on a “Form 20-F,” as required by the SEC for foreign private issuers, within four months of the end of the Company’s fiscal year (e.g., July 31, 2015 for fiscal year ending March 31, 2015). A Form 20-F for a foreign private issuer is the equivalent of a Form 10-K for a domestic company. Furthermore, while a domestic company reports its financial statements in its 10-K in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), pursuant to SEC regulations, a foreign private issuer (like Amira) reports its financial statements in its Form 20-F in accordance with the International Financial Reporting Standards (“IFRS”) without reconciliation to U.S. GAAP. Amira also periodically files Form 6-Ks with the SEC to promptly disclose material events that occur in between its Form 20-F filings such as those relating to a change in control, a significant acquisition or disposition of assets or the Company’s quarterly financial results. Like its Form 20-F filings, SEC’s Form 6-K filings are reported in accordance with IFRS without reconciliation to U.S. GAAP.

29.         Each year, Amira’s financial statements have been audited by internationally-recognized, independent outside auditors. For FY2012 and FY2013, Grant Thornton India LLP (“Grant Thornton”) served as the Company’s independent auditor, and for FY2013 and FY2014, Deloitte Haskins & Sells LLP (“Deloitte”) served as the Company’s independent auditor. Grant Thornton and Deloitte issued unqualified audit opinions each year. In the aftermath of Defendants’ malicious targeting of Amira (see infra Section VIII) Amira ended its relationship with Deloitte and engaged ASA & Associates LLP (“ASA”) as its new auditor. ASA is one of the leading independent audit firms in India with nearly 500 employees across eight cities that serves many Indian and international clients. Like Grant Thornton and Deloitte, ASA is registered with the Public Company Accounting Oversight Board (“PCAOB”). Amira filed its FY2015 Form 20-F with the SEC on January 25, 2016. ASA issued an unqualified audit opinion on the Company’s FY2015 financial results.11 As part of the Form 20-F process, ASA also has conducted a full audit of Amira’s FY2013 and 2014 financial results and issued unqualified audit opinions for both years with no material changes to the results Amira previously reported to the SEC.12

30.         Amira’s proven track record of growth has earned it international recognition. Since 2010, the World Economic Forum, an international organization that engages the foremost political, business, and other leaders of society to shape global, regional and industry agendas, has recognized Amira as a Global Growth Company. In addition, Inc. India, a leading Indian business magazine, has recognized Amira as one of India’s fastest growing mid-sized companies every year since 2010. In 2011 and 2013, Planman Marcom, a leading Indian brand consultant, recognized the Amira brand as one of only six food Power Brands in the Indian market, based on a survey of Indian consumers. And, in 2013, Amira was voted one of “Asia’s Most Promising Brands” by the World Consulting and Research Corporation Group, a leading brand consultant in Asia.

11   Amira 2015 Annual Report at F-2.

12   Id. at F-2.

II.	PPRG’S BUSINESS IS TO PUBLISH DEFAMATORY REPORTS ABOUT PUBLIC COMPANIES IN FURTHERANCE OF DEFENDANTS’ SHORT-SELLING SCHEMES

31.         Although Asbahi holds PPRG out to investors as a credible company that conducts “comprehensive fundamental research” to “uncover” the “truth” about public companies that are committing fraud, in reality, PPRG is not revealing any fraudulent business practices nor is it working to protect investors. It is instead, at the direction of Asbahi, promulgating false statements and innuendo about public companies with one goal: to line Asbahi’s pockets by manipulating the targeted company’s stock price so that he can reap massive profits on the short positions amassed by him through Defendants Prescience Partners, LP, Prescience Investment Group, LLC and Prescience Capital, LLC. As Asbahi boasts on PPRG’s website: “P[PRG]’s founders have over 25 years of combined Wall Street experience, and a significant track-record of successful short recommendations.”13 In reality, according to information Defendant Asbahi provided to FINRA, his Wall Street experience consists of a single Series 65 license that he obtained in 2010, which allows him to act as an investment advisor at a firm he owns, Defendant Prescience Investment Group, LLC.

32.         Asbahi explains to investors that PPRG’s research methodology includes “conduct[ing] comprehensive fundamental research” by, among other things, “partner[ing] with leading hedge funds, private investigators, accountants, lawyers and industry experts to conduct [its] research process.”14

13   Id.

14   Prescience Point Research Group, About Us, http://www.presciencepoint.com/about-us/ (last visited Apr. 28, 2016).

33.         As discussed, Asbahi and PPRG use social media applications like Twitter to disseminate the PPRG reports and to reiterate baseless statements about the companies it targets in those reports. PPRG, which has been a member of Twitter since 2012, states on its Twitter homepage that it “conducts forensic financial research to uncover companies misleading or defrauding investors.”15 PPRG has professed on Twitter to have “BEST-IN-CLASS research” that can be “validate[d].”16

34.         PPRG, at Asbahi’s direction, typically targets companies that it believes are susceptible to market manipulation, makes withering and slanderous attacks on management’s credibility and accuses the companies of committing fraud, often referencing the SEC. Asbahi is opportunistic in the timing of PPRG’s attacks, often disseminating misleading information about companies during their earnings blackout periods when the companies are unable to speak with investors and then criticizing the companies’ lack of response.

35.         A short-sale occurs when someone sells shares of stock that the seller does not actually own. When a short-seller shorts a company’s stock, it borrows the stock from a broker or other lender at the current market price. The short-seller then sells the shares and retains the proceeds. If the price of the stock drops, the short-seller can then buy back the stock at the lower price and profit from the price difference. Defendants thus stand to profit handsomely when PPRG publishes reports that contain false and misleading statements about companies whose stock they have shorted because the reports generally drive down the stock price. Short-sellers often use options and other derivative structures to enhance their returns while minimizing the capital they need to risk. Short-sellers may coordinate with other firms and short a company’s stock at the same time to create even more selling pressure, magnifying the drops in share price and increasing profit to the Short-sellers. Many short-sellers benefit from sharing ideas and trading in advance of their short reports.

15   Prescience Point, LLC Twitter Homepage, https://twitter.com/PresciencePoint?ref_src=twsrc%5Egoogle%7Ctwcamp%5Eserp%7Ctwgr%5Eauthor (last visited Apr. 26, 2016) (emphasis added).

16   January 29, 2016 11:05 a.m. Prescience Point LLC @Prescience Point Twitter Post, https://twitter.com/PresciencePoint/status/693148086525231104 (last visited Apr. 27, 2016) (“$ANFI's lawsuit is an attempt at silencing us & othrs [sic] w/ similar views, but enables us to validate our rep for BEST-IN-CLASS research.”).

36.         Asbahi, through PPRG, has targeted at least 11 different public companies over the past four years.17 While PPRG has a track record of damaging the share prices of those companies, there have been no acknowledgements of fraud by the companies targeted in any of these cases. Chicago Bridge & Iron (“CBI”) is a recent target. On the day PPRG released its report accusing the company of fraudulent business practices, CBI opened at $73.45. The stock price tumbled throughout the day and PPRG bragged on social media about its ability to manipulate CBI’s stock price, tweeting: “@PresciencePoint is only short-seller to cause one-week 10% drops at $5b companies in 2014 ... and it did it twice.”18 Approximately six months later, PPRG tweeted “$CBI hit our $37.50 price target today; it’s declined ~50% since we published our Sell rec on 6/17/14. Easy money’s been made. We are out.”19 CBI has not restated its financials and received a clean opinion from its auditors for its 2014 annual report.

37.         PPRG also published two short reports about Boulder Brands (“BDBD”), accusing it of accounting irregularities and overstating revenues. PPRG insinuated a “red flag” because BDBD released unaudited quarterly results. But virtually all companies’ quarterly results are unaudited as they generally only audit their year end results. BDBD did not restate its financials and there have been no admissions of fraud. To the contrary, BDBD recently agreed to be acquired by Pinnacle Foods at $11.00 per share despite PPRG’s “$3.00” price target. Pinnacle Foods presumably did substantive diligence on BDBD prior to agreeing to acquire it.

17   The 11 public companies include: A-Power Energy Generation Systems; China Gerui Advanced Materials Group; Yongye International, Inc.; Student Transportation Inc.; United States Antimony Corp.; Active Network Inc.; Boulder Brands; InnerWorkings, Inc.; Fleetmatics Groups PLC; LKQ Corp.; and Chicago Bridge & Iron.

18   July 23, 2014 8:18 a.m. Prescience Point LLC @Prescience Point Twitter Post, https://twitter.com/ActivistShorts/status/491965569726697473 (last visited Apr. 14, 2016).

19   December 16, 2014 7:20 a.m. Prescience Point LLC @Prescience Point Twitter Post, https://twitter.com/PresciencePoint/status/544874785013235712 (last visited Apr. 14, 2016).

III.	PPRG PUBLISHES ITS FIRST REPORT DEFAMING AMIRA IN ORDER TO MANIPULATE THE PRICE OF AMIRA’S STOCK FOR DEFENDANTS’ FINANCIAL GAIN

A.	PPRG Launches Its First Defamatory Attack On Amira To Coincide With The Launch Of Amira’s Proposed Debt Offering

38.         Unbeknownst to Amira, in the early months of 2014, Asbahi was secretly preparing a PPRG report on Amira that contained all manner of falsehoods. Persons affiliated with PPRG approached various current and former employees of Amira under false pretenses by pretending to be interested in making investments in Amira and hiding their real affiliation with PPRG. Failing to obtain any incriminating statements from Amira’s employees, these PPRG affiliates then tricked the employees into making general statements about the industry, which PPRG promptly quoted out of context to cast misleading aspersions about Amira in the report it was drafting.

39.         Once the initial PPRG report was complete, Asbahi held it back and did not release PPRG’s “investigative findings” to the market. Instead, Asbahi waited for an opportunity to publish the report at a time that would cause Amira the most damage.

40.         On January 28, 2015, Amira disclosed its plan to move forward with a $35 million Senior Secured Revolving Credit Facility and a $225 million Senior Secured Second Lien Note offering (collectively, the “Debt Offering”).20 The proceeds were to be used in part to repay a portion of Amira’s higher costing Indian debt and to obtain a lower cost of capital to fund its growing international business. Through the Debt Offering, Amira would have realized more than 200 basis points of savings on its cost of debt.

20   Amira Nature Foods Ltd., Form 6-K (Jan. 28, 2015), available at http://www.sec.gov/Archives/edgar/data/1552448/000114420415004221/v399696_6k.htm (last visited Apr. 22, 2016) (“Amira Jan. 28, 2015 6-K”).

41.         Amira also planned to use $30 million of the proceeds from the Debt Offering to purchase approximately 86 acres of land in Karnal, India adjacent to 48.2 acres of land that Amira already owns. Amira planned to construct a new processing and milling facility on the combined 134.2 acres that would increase its processing capacity more than twofold, from 24 metric tons per hour to 60 metric tons per hour, increasing its efficiencies and making it much less reliant on third parties to satisfy its growing production needs as well as streamline the Company’s warehousing costs. Amira’s desire to increase its production capacity is consistent with the Company’s IPO disclosures and its increasing revenue prior to the PPRG attacks.

42.         On February 6, 2015, Amira’s investment banks communicated to the market that they would “close the books” on Amira’s proposed Debt Offering on Monday, February 9, 2015.

43.         The time for Asbahi’s short attack on Amira had come. On the afternoon of February 9, 2015, while Amira and its bankers worked toward finishing the Debt Offering, PPRG published a so-called “investment research report” on the Internet entitled, “Fraud Cap Redux – Amira Nature Foods / ANFI: A Collection of Lies with Leverage on Top” (the “February 2015 Report,” attached hereto as Exhibit 1). The front cover of the Report states: “Recommendation – Price Target $0.00/Share.” Id.

44.         Asbahi released the February 2015 Report to coincide with the last day of Amira’s marketing efforts for its Debt Offering to destabilize the orderly market that existed for Amira’s shares. Asbahi and PPRG disseminated the February 2015 Report throughout Wall Street, including to equity investors and potential debt investors, on social media and to email lists so the Report would reach as many investors as possible and have the greatest negative impact on the price of Amira’s stock.21

21   See, e.g., February 17, 2015 1:33 p.m. Prescience Point LLC @Prescience Point Twitter Post, https://twitter.com/PresciencePoint/status/567799142279331841 (last visited Apr. 12, 2016) (“You can’t cross oceans, come onto US soil, defraud investors, & expect no repercussion. Schemes are collapsed. Don’t fight it, APOLOGIZE.”); February 17, 2015 9:35 a.m. Prescience Point LLC @Prescience Point Twitter Post, https://twitter.com/PresciencePoint/status/567739246447165440 (last visited Apr. 12, 2016) (“We reiterate. We believe $ANFI resembles a Collection of Lies with Leverage on Top, and that its shares are worth ~ $0.00.”).

B.           The February 2015 Report Is Replete With Misstatements And False Innuendo About Amira

45.         The February 2015 Report contains numerous misstatements of fact and omits key facts relating to Amira’s FY2013 and FY2014 financial disclosures and intentionally creates numerous false and defamatory impressions about the Company. Asbahi and PPRG published the Report with the malicious intent to harm Amira’s reputation and cause a sell-off in its stock.

46.         Consistent with the representations it makes about its “comprehensive fundamental” “research process” on its website, PPRG states in the report that, during the course of its investigation of Amira, PPRG reviewed the Company’s “SEC financials.” Ex. 1 at 8; see also id. at 9 (referencing “revenue reported [by Amira] to the SEC”); id. at 10 (referencing the Company’s “reported financials”).

47.         Because Asbahi holds PPRG out as a credible financial research firm that conducts “comprehensive fundamental research” that is “rooted in facts,” reasonable investors understood the “research conclusions” and “analysis” set forth in the February 2015 Report to be conveying provable facts about Amira. The precipitous sell-off in Amira’s stock following publication of the report demonstrates as much.

48.         On the first page of the February 2015 Report, PPRG highlights its “expertise in identifying and investigating fraud,” tells investors that it has previously “exposed several US-listed Chinese companies that were fabricating their financial statements,” and states that “Amira very much reminds us of those companies.” Ex. 1 at 5.

49.         In addition, the “research conclusions” and “analysis” in the February 2015 Report are expressed in absolute terms, not couched or qualified as opinion. PPRG characterizes the contents of its reports as “investigative findings.” Id. at 38. The following statements appear in the report:

•	“We have sourced official Indian government Basmati export data that proves ANFI has overstated its international Basmati revenue.” Id. at 5 (emphasis added).

•	“We have also collected evidence indicating Amira is lying about its India Basmati revenue….” Id. (emphasis added).

•	“We also have new answers to old questions.” Id. at 6 (emphasis added).

•	“We have developed information that amounts to a smoking gun” Id. at 5 (emphasis added).

•	“In light of the substantial evidence that ANFI inflating its financial statements….” Id. at 34 (emphasis added).

•	“This data is an excellent place to start piecing together the truth about Amira.” Id. at 7 (emphasis added).

•	“APEDA data for ANFI shows it is really producing only a fraction of the revenue reported to the SEC, in an of itself worthy of an SEC investigation.” Id. at 9 (emphasis added).

•	“While these acts can be played off as ‘standard practice’ in an emerging economy, they are acts of fraud in the United States.” Id. at 21 (emphasis in original).

•	“The relationship between ANFI and related parties is one that will undoubtedly require SEC scrutiny….” Id. at 24 (emphasis added).

50.         The central “conclusion” conveyed to investors by the February 2015 Report is that Amira is a fraud because it has overstated its revenues by more than 100%. Ex. 1 at 7. As set forth below, PPRG uses several misstatements of fact and presents an intentionally misleading selective picture of the facts to conduct a series of convoluted calculations that malign Amira, accusing the Company of (i) overstating its Basmati rice exports by $102.1 million for FY2014 and by $99.9 million in FY2013, and (ii) overstating its sales from India by $185.8 million for FY2014. Id. at 8, 12. The unqualified audit opinions of Deloitte, Grant Thornton and ASA concerning Amira’s FY2013 and FY2014 financial statements, none of which has been withdrawn or modified, belie PPRG’s “conclusion.”

51.         As explained more fully below, the primary misstatements in the February 2015 Report include the following:

No.	Misrepresentation	Complaint Cite	PPRG Report Cite
1.	“Official Export Records Indicate Amira is Dramatically Overstating Basmati Export Sales.”	¶¶ 53-60	Ex. 1 at 7
2.	APEDA has data “on record” for “ANFI’s claimed international Basmati sales.”	¶¶ 53-60, 109	Ex. 1 at 7; Ex. 2 at 13
3.	“[A]ll revenue is classified as exported revenue (i.e., all India revenue is generated from the sale of rice.”	¶ 60	Ex. 1 at 7
4.	“[A]ll of ANFI’s India sales are Basmati rice.”	¶ 60	Ex. 1 at 12
5.	“As corroborated in conversations with ANFI’s current CFO and several formal executives, all Basmati rice sold to international customers is exported by Amira Pure Foods, directly to the customer.”	¶¶ 61-62	Ex. 1 at 8
6.	PPRG’s calculations relating to Amira’s “international” Basmati rice sales.	¶¶ 63-65	Ex. 1 at 8
7.	“ANFI is Vastly Overstating India Revenue.”	¶¶ 66-67	Ex. 1 at 10
8.	“Amira reports the highest gross margin in the peer group.”	¶ 68	Ex. 1 at 10
9.	Amira’s Indian (i.e., domestic) revenues are too large given the market size it serves.	¶¶ 69-71	Ex. 1 at 11-12
10.	Amira generates “the most revenue on the least processing capacity of any of its peers.”	¶ 72	Ex. 1 at 10

11.	“ANFI sales exceed [its competitors] KRBL’s, yet Amira has little more than a tenth of KRBL’s processing capacity.”	¶ 72	Ex. 1 at 10
12.	A “KRBL key executive” told PPRG that Amira’s market share in branded Basmati is much less than 5%.	¶ 73	Ex. 1 at 10
13.	Amira failed to disclose related party transactions since its October 2012 IPO.	¶¶ 74-82	Ex. 1 at 21-26
14.	Amira’s “sham” real estate transaction.	¶¶ 83-85	Ex. 1 at 26-29
15.	Amira’s high CFO and auditor turnover.	¶¶ 87-89	Ex. 1 at 34
16.	Amira’s issuance of debt and equity.	¶ 90	Ex. 1 at 18
17.	“US independent board member Daniel Malina left 3 months into the job.”	¶ 91	Ex 1 at 34-35
18.	PPRG’s purported interviews with Amira’s current and former CFOs.	¶¶ 93-94	Ex. 1 at 8, 21
19.	Mr. Wacha “confirm[ed] that at some point all of Amira’s exports will pass through it’s Indian facility and Amira Pure Foods has CONTROL of the product.”	¶ 109	Ex. 2 at 17

1.	PPRG’s False Statements and Suggestions About Amira’s International Revenue Based on Export Sales

52.         Asbahi, through PPRG, intentionally creates and expressly adopts the false impression that Amira has vastly overstated international revenue in its SEC disclosures by comparing that revenue, which in truth Amira does not (and is not required to) disclose in its SEC filings, to data maintained by an agricultural data service in India that (a) values Basmati exports “free on board” (“FOB”) rather than at the price at which the exporter actually sold the rice to its customer; (b) applies a narrow definition of Basmati that does not include all rice that Amira exports from India; and (c) does not, and does not purport to, capture all the sources from which Amira derives international revenue.

53.         The February 2015 Report states that “Official Export Records Indicate Amira is Dramatically Overstating Basmati Export Sales.” Ex. 1 at 7. PPRG explains that the “magnitude of the malfeasance” is shown by looking at, among other things, “ANFI’s claimed international Basmati sales and data for the same on record with” the Agricultural and Processed Food Products Export Development Authority (“APEDA”). Id. As PPRG indicates, the APEDA is “the governing body overseeing agricultural exports in India; it is the sole regulator responsible for registering exporters, issuing licenses and ensuring product quality.” Id. APEDA is thus the governmental body in India that maintains certain data about registered exports of agricultural products from India, including “Basmati rice,” as APEDA defines that term. With regard to this special variety of rice, to be tracked by APEDA as Basmati, the rice shipped must be “more than 6.61mm of length and ratio of length to breadth of the grain shall be more than 3.5[.]”22 Moreover, APEDA only recognizes certain varieties of Basmati.23 In addition, APEDA’s publicly available “trade notices” and other readily available public sources confirm that the value APEDA assigns to the Basmati shipments it tracks reflects the FOB value of the rice shipments.24

22   Agricultural and Processed Food Products Export Development Authority (APEDA), Trade Notice, Registration of Contracts for Export of Basmati Rice (Nov. 10, 2014), ¶ 2 available at http://apeda.gov.in/apedawebsite/Announcements/Trade_Notice_Basmati_Rice_10_11_2014.pdf (last visited Apr. 21, 2016).

23   The main varieties of rice that APEDA recognizes as Basmati are Basmati 386, Basmati 217, Ranbir Basmati, Karnal Local/Taraori Basmati, Basmati 370, Type-3 (Dehradooni Basmati), Pusa Basmati-1, Pusa Basmati 1121, Punjab Basmati-1, Haryana Basmati-1, Kasturi and Mahi Sugandha. See Agricultural and Processed Food Products Export Development Authority (APEDA), Basmati Rice, Varieties, available at http://apeda.gov.in/apedawebsite/SubHead_Products/Basmati_Rice.htm (last visited Apr. 28, 2016).

24   See Agricultural and Processed Food Products Export Development Authority (APEDA), Trade Notice, Registration of Contracts for Export of Basmati Rice (Feb. 22, 2012), ¶ 2 available at http://apeda.gov.in/apedawebsite/Announcements/Trade_Notice_Basmati_Rice_10_11_2014.pdf (last visited Apr. 21, 2016) (referencing exports being subject to “Minimum Export Price (MEP) of US $ 700 per ton FOB”); Govt raises floor price for basmati exports, The Economic Times (July 8, 2002), available at http://articles.economictimes.indiatimes.com/2002-07-08/news/27346893_1_basmati-rice-sharbati-brown-basmati (last visited Apr. 21, 2016); APEDA AgriXchange, Identifying and Contracting Prospective Buyers, http://agriexchange.apeda.gov.in/Ready%20Reckoner/Identifying_Contracting.aspx (last visited April 21, 2016) (noting that APEDA agricultural transactions are conducted “FOB”).

54.         The statement in the February 2015 Report that APEDA has data “on record” for “ANFI’s claimed international Basmati sales” is false for several reasons. Ex. 1 at 7 (“ANFI’s claimed international Basmati sales and data for the same on record with APEDA”) (emphasis added).

55.         APEDA does not have data for Amira’s “claimed international Basmati sales” “on record.” APEDA “records” the volume and value of Indian Basmati rice (as that term is defined by APEDA, see supra ¶ 53) that a company ships out of India using the identity and value assigned to that rice by the shipping company. This is referred to as “free on board.” “Free on board” is a transportation term and does not reflect the sales price of goods. Rather, the “free on board” value, which is reported by the shipping company, represents shipping costs paid by the seller of goods and usually includes insurance and loading costs for transporting the goods to their destination. Publicly available sources relating to APEDA confirm that it tracks data on an FOB basis. Consequently, as PPRG, which admits to having studied “source summary export data” from APEDA and done a thorough analysis of that data (see Ex. 1 at 7), knew or should have known when it published the report, APEDA data does not reflect the “sales” that Amira derives from exports of Basmati rice internationally, or the value at which the rice was ultimately sold to retailers or consumers and would have been recorded by Amira. PPRG’s statement that APEDA has data for ANFI’s “claimed international Basmati sales” “on record” therefore is knowingly false. Even if Amira did disclose its international Basmati sales as a subset of total revenue in its SEC filings (it does not and is not required to, see supra Section I), APEDA simply does not record anything equivalent to that number. PPRG’s statement to the contrary is false.

56.         The statement in the February 2015 Report that APEDA has data “on record” relating to Amira’s “claimed international Basmati sales” also is false and misleading because PPRG knowingly did not disclose that APEDA tracks exports of only a specific type of rice grain that meets its definition of Basmati—specifically, grains having more than 6.61 mm of length and ratio of length to breadth of more than 3.5 m and that are one of the varieties recognized by APEDA as Basmati.25 There are certain categories of rice that are not categorized as Basmati by APEDA even if grown in India and there are other Basmati products sold by Amira that fall outside APEDA’s definition. For example, as its FY2014 Annual Report demonstrates, Amira sells several SKUs globally, including both Basmati and non-Basmati rice, and other food products.26 Amira’s Basmati sales include many variants, blends and mixes some of which may be recognized as Basmati in certain geographies where they are sold, such as the United Kingdom, as Basmati, but not recognized by APEDA as Basmati. APEDA also considers the length of the grain and the percentage of broken grains when characterizing rice as Basmati. Rice not fitting these characteristics is sold by Amira and other industry participants as lower cost or every day Basmati, such as Amira’s “Everyday” or “Value Basmati Rice.”27 These products, which contribute to Amira’s international revenue from India sales, are not tracked by APEDA as Basmati for purposes of its export data.

25   See supra ¶ 53.

26   Amira 2014 Annual Report at 31-32.

27   Amira 2014 Annual Report at 32.

57.         Information from the APEDA website, which was available at the time Asbahi and PPRG were preparing the February 2015 Report, demonstrates that revenue from export sales of non-Basmati rice is significant. During 2014-2015, for example, India exported 3,702,260 MT of Basmati rice to the world at the value of approximately Rs. 27,597.87 crores (approximately USD 4.5 billion),28 while at the same time, exports from the country of non-Basmati rice amounted to 8,274,046 MT to the value of Rs. 20,428.5129 (approximately USD 3.4 billion). By deliberately selecting the APEDA data that relates to shipments from India of Basmati rice only, PPRG knowingly fails to account for a significant portion of Amira’s revenue which is derived from its sale of rice that is not recognized by APEDA as Basmati, not to mention the Company’s growing range of complementary food products, which are also exported and discussed in Amira’s financial disclosures, but are not captured in APEDA data.

58.         PPRG, which reviewed source summary export data from APEDA as well as Amira’s financial disclosures when it conducted its so-called “research,” knew or should have known when it published the February 2015 Report that the APEDA definition of Basmati does not match the product mix from which Amira derives its export sales. PPRG knew full well it was intentionally deceiving Amira’s shareholders by relying on an incomplete and inaccurate representation of APEDA data and using it to make an “apples-to-apples” comparison to Amira’s “international” revenues, which Amira does not even disclose in its SEC filings (and is not required to disclose). PPRG deliberately made a direct comparison between the two thereby falsely informing Amira’s investors that APEDA data reflects Amira’s true international Basmati sales in order to defame the Company.

28   Agricultural & Processed Food Products Export Development Authority (APEDA), Basmati Rice, http://apeda.gov.in/apedawebsite/SubHead_Products/Basmati_Rice.htm (last visited Apr. 25, 2016). The currency calculations in this paragraph assume an average INR/ USD exchange rate between April 1, 2014 and March 30, 2015 of 1:0.0164. See Oanda, Multi-Currency Accounting, Historical Rates, www.oanda.com (last visited Apr. 25, 2016).

29   Agricultural & Processed Food Products Export Development Authority (APEDA), Non-Basmati Rice, http://apeda.gov.in/apedawebsite/SubHead_Products/Non_Basmati_Rice.htm (last visited Apr. 25, 2016).

59.         Asbahi and PPRG knowingly misrepresented the facts concerning the data that is recorded by APEDA both as it pertains specifically to Amira and to the Basmati market generally. The February 2015 Report indicates that PPRG’s “research” concerning Amira’s reported international Basmati revenue was based on “APEDA data on record for [Amira Pure Foods (“Amira India”)],” Ex. 1 at 7 (emphasis in original), thereby falsely implying that APEDA in fact records Amira’s Basmati export sales such that the two values can be compared. See id. (“We believe ANFI to be vastly overstating its reported revenue” based on “[a] comparison of ANFI’s claimed international Basmati sales and data for the same on record with APEDA….”). The very premise of PPRG’s “comprehensive” analysis, which is based on comparing Amira’s international revenues to APEDA data “for the same,” is decidedly false as is the implication that Amira has falsified its reported revenues. At bottom, based on the information Amira discloses in its SEC filings, it is not possible to reconcile Amira’s reported revenue with information held by APEDA. The APEDA selected by PPRG shows the total export turnover of Basmati rice sold by Amira India. But Amira does not, and is not required to, disclose by region its sales of branded Basmati (or any of its products for that matter) and therefore does not report its India Basmati export sales in its SEC filings. Without this information, Amira’s revenues as reported in its disclosures cannot be reconciled with APEDA data. Asbahi and PPRG, which carefully reviewed Amira’s annual reports and APEDA data, knew—or, given their sophistication, should have known—when they published the February 2015 Report that the information provided by these two sources could not be reconciled. Asbahi and PPRG deliberately obfuscate this point and present a knowingly erroneous “analysis” of what they miscalculate as Amira’s international revenue.

60.         The statements in the February 2015 Report that “all Institutional revenue is classified as exported revenue (i.e., all India revenue is generated from the sale of rice)” and that “all of ANFI’s India sales are Basmati rice” (Ex. 1 at 8, 12) also are false and intentionally deceptive. As the Company’s disclosures, which PPRG admits it reviewed, make clear, Amira India sells more than just rice. According to its 2014 Annual Report, Amira India is principally engaged in “[p]rocessing and selling packaged Indian specialty rice, primarily basmati rice and other food products.”30   Asbahi and PPRG knowingly misstated the sources and composition of Amira India’s export revenues to create a false impression and mislead investors into dumping their stock.

61.         PPRG’s statement that “[a]s corroborated in conversations with ANFI’s current CFO and several former executives, all Basmati rice sold to international customers is exported by Amira Pure Foods, directly to the customer[,]” Ex. 1 at 7, is another misstatement of fact. PPRG never “corroborated” anything with Amira’s current Chief Financial Officer Bruce Wacha, who had no knowledge of PPRG’s reports until they were published. Mr. Wacha has, however, received a series of harassing and threatening phone calls from a person who he believes is associated with PPRG. Mr. Wacha referred the matter to the appropriate law enforcement authorities.

62.         Mr. Wacha also did not, and never would have, “corroborated” this statement because it is contrary to Amira’s SEC filings, which Asbahi and PPRG reviewed when they prepared the February 2015 Report. As its disclosures confirm, Amira had $547.3 million in sales in FY2014. Of the $547.3 million, approximately 59% of the sales were to customers outside of India in more than 60 countries around the world.31   Amira India does not and could not ship directly to all of its international customers in 60 countries around the world directly from its India-based factory. Mr. Wacha did not, and would not have, made a contrary statement.

30   Amira 2014 Annual Report at F-21 & F-22 (emphasis added).

31   Id. at 13, 10, 24.

63.         In the context of these false premises, PPRG purports to “calculate” Amira’s “international” Basmati rice sales, which the Company does not disclose in its SEC filings, estimating them to be $168.4 million (FY2013) and $189.5 million (FY2014). Id. at 8. PPRG then compares these concocted figures to the “sourced” APEDA export data for Amira, which totals $68.6 million (FY2013) and $87.4 million (FY2014), and informs investors that Amira’s international revenue must be misstated. Id. This “overstatement,” which, as explained above is based on an incorrect and incomplete representation of the data relating to Amira that is “on record” with APEDA, is false and was made by PPRG in spite of knowing it is false.

64.         Much of Amira’s international revenue is generated through sales made by foreign subsidiaries to foreign customers. As set forth in the SEC filings that Asbahi and PPRG reviewed in preparing the February 2015 Report, Amira’s sales recorded outside of India include product sourced from Amira India, as well as from third parties in India and internationally.32 For example, in its 2014 annual report, Amira disclosed that:

On January 30, 2014, we completed the acquisition of Basmati Rice GmbH a specialty distributor of premium branded rice, particularly Basmati rice in Germany to support our growth plans, in Continental Europe and the United States. Basmati Rice GmbH offers rice to consumers under the ATRY, Schederazade, Sultan, Sativa and Sadry brands and sells its products in more than 4,000 stores across Germany and Europe including Metro and REWE, as well as more than 340 stores in the United States, including Wegmans, The Fresh Market and HEB. Basmati Rice GmbH reported approximately $9 million in calendar 2013.33

32   Amira 2014 Annual Report at 9 (“We currently have international operations in Malaysia, Singapore, UAE, the United Kingdom, the United States and Germany, and we sell our products throughout Asia Pacific, EMEA and North America.”); see also Amira Nature Foods Ltd. Form 6-K (Mar. 2, 2015), Ex. 99.2, at 15 (“Amira has increased its International sales by almost 50% since FY 2012. ‘International sales’ are those which are made to international markets outside of India. Sales recorded outside of Indian includes product sources from Amira India, as well as from 3rd parties in India and internationally.”), available at http://www.sec.gov/Archives/edgar/data/1552448/000114420415013256/v403290_ex99-2.htm.

33   Amira 2014 Annual Report at 24.

Asbahi and PPRG were well aware of this disclosure in Amira’s 2014 annual report, which it claims to have reviewed, and yet omitted it from its so-called “analysis.” Ex. 1 at 8. Since the APEDA data only tracks exports made by Amira India, APEDA does not measure the sales of Basmati rice made by any of Amira’s foreign subsidiaries, rice that has been shipped by a third party for Amira, or rice that has been purchased by Amira from a third party overseas, even if it is considered Basmati rice by India. Nonetheless, Asbahi and PPRG intentionally misrepresented what APEDA data captures and ignored the revenue recognized by these other Amira entities, to create a false picture of Amira’s “international” Basmati revenues.

65.         Asbahi and PPRG knew their “calculations” with respect to Amira’s financials were based upon incomplete, false, and misleading facts. Taking their sophistication and expertise into account along with their motive to depress Amira’s stock price, there can be no mistake that Asbahi and PPRG knew that they were making misstatements of fact to “calculate” fictitious “overstatements” with respect to Amira’s revenue to cause Amira’s stock price to collapse so Asbahi could profit from the short positions he built up through Defendants Prescience Partners, LP, Prescience Investment Group, LLC and Prescience Capital, LLC.

2.	PPRG’s False Statements and Suggestions About Amira’s Domestic Revenue Based on India Sales

66.         In terms of Amira’s domestic revenues from India sales, the February 2015 Report charges that “ANFI is Vastly Overstating India Revenue.” Ex. 1 at 10. Asbahi, through PPRG, creates the false impression, which it expressly adopts in the report, that Amira’s domestic revenue is overstated by misrepresenting certain aspects of Amira’s financial disclosures and cherry-picking facts that support its contrived thesis, including those concerning the size of the domestic branded Basmati market and Amira’s share of the same, while deliberately ignoring publicly available information that undermines that thesis.

67.         In particular, Asbahi and PPRG (1) knowingly misrepresent that Amira reports gross margin in its SEC filings; (2) ignore publicly available sources discussing the size of the domestic branded Basmati market in India and concocting its own understated market size; (3) compare their concocted estimate for the size of the branded Basmati market in India to Amira’s domestic sales in India despite knowing based on Amira’s disclosures that the two are not comparable; and (4) knowingly making false assumptions that Amira’s market share for branded Basmati sales is just 5% and that all of Amira’s sales in India are from branded Basmati rice. Based on these false premises, Asbahi through PPRG misinforms investors that Amira’s revenue in India is only $38.3 million, far short of the reported $224.1 million.

68.         PPRG’s statement that “Amira reports the highest gross margin in the peer group[,]” id. (emphasis in original), is a knowing misrepresentation. Amira does not, and is not required to, disclose domestic revenue in its SEC filings (see supra Section I) and, as its SEC disclosures confirm, the Company also does not report a gross margin. Rather, as a foreign private issuer, Amira’s financials are reported in accordance with the International Financial Reporting Standards (“IFRS”), not U.S. GAAP. Amira states this in its annual reports filed with the SEC, which Asbahi and PPRG reviewed when performing their “analysis.”34 And because it does not report gross margin, Amira’s line items in its financial disclosures are not directly comparable to companies that do. Having reviewed Amira’s SEC filings, Asbahi and PPRG knew this when they released the February 2015 Report. Asbahi and PPRG intentionally misstated that Amira does report gross margin in order to falsely claim, among other things, that “Amira’s gross margin is higher than [that of its competitor] KRBL[’s]” thereby creating the false impression that Amira’s domestic revenues are fictitious.35 Id. Because Amira does not report gross margin, the implication intended by Asbahi and PPRG that it “reports the highest gross margin in the peer group” is blatantly misleading and false because, among other things, Amira’s competitors follow Indian GAAP which is not comparable with IFRS. PPRG intentionally omits these key facts from the report and instead presents a knowingly misleading comparison of Amira’s “gross margin” to those of its competitors.

34   See, e.g., Amira 2014 Annual Report at 3 (“The audited consolidated financial statements for the fiscal years ended March 31, 2014, 2013 and 2012 and notes thereto included elsewhere in this report have been prepared in accordance with International Financial Reporting Standards (‘IFRS’), as issued by the International Accounting Standards Board (the ‘IASB’)”).

35   Defendants repeated their knowing misstatement that Amira reports gross margin on March 2, 2015 on Twitter: “$ANFI’s margins are the most unhinged they’ve been from their primary fundamental drivers suggesting, as we believe, they are fabricated.” March 2, 2015 12:51 p.m. Prescience Point LLC Twitter Post, https://twitter.com/PresciencePoint/status/572499611711090689 (last visited Apr. 11, 2016).

69.         PPRG also incorrectly states that Amira’s Indian (i.e., domestic) revenues are too large given the market size that it serves. Id. at 11-12. But the estimated size of the domestic branded Basmati rice market in India used by PPRG to support this false statement is incorrect. Numerous independent sources available to PPRG before it published the February 2015 Report indicate that the total domestic Basmati rice market in 2014 was worth over $2 billion and that as much as half or more of this market is for branded Basmati.36 Yet PPRG, at Asbahi’s direction, chose to create its own knowingly underestimated market size to mislead investors. Had Asbahi and PPRG used readily available independent sources, they could not have truthfully made the claims they did.

36   See, e.g., Ajay Modi, Annil Mittal has played a key role in transforming basmati trade, Bus. Today (Dec. 4, 2013), available at http://www.businesstoday.in/storyprint/201070 (last visited Apr. 15, 2016); Anil Mittal, Long In Grained Wisdom, Bus. Today (Dec. 22, 2013), available at http://www.businesstoday.in/magazine/cover-story/anil-mittal-krbl-played-key-role-in-changing-basmati-trade/story/201070.html; APEDA, Basmati Rice, http://apeda.gov.in/apedawebsite/SubHead_Products/Basmati_Rice.htm (last visited Apr. 15, 2016); Jayashree Bhosale, India’s Rice Exports to Plunge About 50% by 2020: Rabobank, Econ. Times (Sept. 23, 2015) (“According to the Rabobank report, . . . [the overall domestic rice market] is expected to increase by $1.1 billion to reach $3.5 billion by 2017”), available at http://articles.economictimes.indiatimes.com/2015-09-23/news/66822525_1_rice-expeorts-rice-production-rice-segment.

70.         PPRG concocts a market size of $766 million for the domestic branded Basmati rice market based upon a 2012 market share survey that included a mere 3 SKUs of Basmati rice products (1kg, 5kg, 10kg) in the traditional or “mom and pop” retail channel (yet 25kg and 50kg are two popular sizes in India). Id. at 11. This is highly misleading and based on a deliberately skewed and inaccurate presentation of the facts. Asbahi and PPRG do not disclose that the “mom and pop” channel in India in 2012 was (and remains) highly disorganized and consisted of, by just one estimate, some fourteen million such stores.37 Asbahi and PPRG also do not disclose that, as of 2012, the vast majority of these stores did not use modern technology such as point-of-sale software or barcode scanners that enabled the stores to track sales of various SKUs, let alone to aggregate the data.38 As Asbahi and PPRG knew, or should have known based on their “comprehensive research process,” there simply are no reliable means of measuring market share in India among these stores because they frequently do not have “scanner data.” In the developed world or in modern trade channels of the emerging markets, industry experts use data scanned from bar codes to track sales of a product and then compare different companies’ sales of that product to assess market share. But absent scanner data, a company’s market share cannot be reliably assessed across millions of mom and pop stores. Thus, Asbahi and PPRG’s reliance on an outdated 2012 survey of just 3 SKUs across a select number of bodegas in India is intentionally incomplete and misleading.

37   Walmart comes to India: Can mom and pop stores play with the big boys?, Deseret News (Nov. 28, 2012), available at http://www.deseretnews.com/article/865567634/Walmart-comes-to-India-Can-mom-and-pop-stores-play-with-the-big-boys.html?pg=all (last visited Apr. 22, 2016).

38   See, e.g., KTP Radhika, The next generation of local stores, Express Computer (Dec. 27, 2012), available at http://archivecomputer.financialexpress.com/features/1090-the-next-generation-local-stores (last visited Apr. 22, 2016).

71.         But even assuming that PPRG’s market share estimate was accurate, PPRG’s comparison of it to Amira’s total Indian sales is improper and was deliberately calculated to create the false impression that Amira has overstated domestic revenue. PPRG compares its contrived estimate for the size of the branded Basmati market in India in 2014 to Amira’s India sales even though, as discussed, the Company disclosed that Amira India is principally engaged in “[p]rocessing and selling packaged specialty rice, primarily basmati rice and other food products.”39 Moreover, as the financial disclosures that Asbahi and PPRG reviewed make clear, Amira does not report rice sales in India, Basmati rice sales in India or branded Basmati rice sales in India. Yet Asbahi and PPRG do not disclose this fact to investors and chose instead to present a comparison of its concocted market size for the branded Basmati market in India in 2014 to numbers Amira does report, which simply are not comparable. Doing so was deliberately misleading.

72.         PPRG also maliciously attacks Amira for “generating the most revenue on the least processing capacity of any of its peers.” Ex. 1 at 10 (emphasis in original). PPRG further states that “ANFI sales exceed [its competitor] KRBL’s, yet Amira has little more than a tenth of KRBL’s processing capacity.” Id. This, too, is a knowingly false and misleading statement. Amira’s financial disclosures, which Asbahi and PPRG admit having reviewed, confirm that the Company relies on its one processing and packaging facility in Gurgaon, India as well as third party processing facilities to meet its production requirements.40 Asbahi and PPRG deliberately did not disclose this fact in the February 2015 Report to cause investors and Amira’s stockholders to have the false impression that Amira is a fraudulent company.

39   Amira 2014 Annual Report at F-21 & F-22 (emphasis added); see also id. at 25 (disclosing that Amira’s other food products include ready-to-eat snacks and edible oil).

40   Id. at 16.

73.         To lend false credibility to its “conclusion” that Amira has “vastly overstated” domestic revenue, PPRG states that a “KRBL key executive” told PPRG during an interview that Amira’s market share in branded Basmati is much less than 5%. Ex. 1 at 10. This, too, is false. On February 16, 2015, less than one week after PPRG released its first report, KRBL Chairman Anil Kumar Mittal sent a letter to Amira’s CEO, Mr. Chanana, repudiating this statement and confirming that no one from KRBL ever spoke with PPRG or made any of the statements attributed to KRBL.41

3.          PPRG’s Baseless Accusation that Amira Failed to Disclose Related Party Transactions Since the IPO

74.         In a section of the February 2015 Report captioned “‘Who Are Your Customers Again?’”, Asbahi and PPRG also accuse Amira of failing to disclose related party transactions since its October 2012 IPO, including with Karam Enterprises (“Karam”) and Gautam TechAgro India Pvt Ltd. (“Gautam”), with the express intent of driving down Amira’s share price. See, e.g., Ex. 1 at 21 (“ANFI’s largest customer is an undisclosed related party….”); id. at 22 (“Motivated by evidence that ANFI is not fully disclosing related party transactions….”); id. at 23 (“When Your Largest Customer is….You!”).

41   Amira included KRBL’s February 16, 2015 Letter in its February 2015 Form 6-K filing with the SEC. Amira Nature Foods Ltd. Form 6-K (Feb. 17, 2015), available at http://markets.on.nytimes.com/research/stocks/fundamentals/drawFiling.asp?docKey=137-000114420415010454-2QU24BVBDLNKO30FP5OT3RA7K4&docFormat=HTM&formType=6-K (last visited Apr. 12, 2016). In it, Mr. Mittal writes: “I can confirm that we did not enter into making these irresponsible statements and factually inaccurate statements that have been attributed to KRBL in this Report. I am confident that there has been no involvement from KRBL in this malicious attempt to disseminate fictional information with respect to KRBL’s alleged comments.”

75.         In truth, Amira has disclosed all of its related party transactions in its SEC filings, which are available for viewing by the public at large and were reviewed by Asbahi and PPRG when preparing the February 2015 Report, since the time of its IPO. These have included: (i) salary and certain reimbursement of expenses to Mr. Chanana as per his employment contract; (ii) Mr. Chanana’s personal guarantee of India debt (and Amira’s indemnification of Mr. Chanana); and (iii) a loan from Mr. Chanana to Amira for approximately $1.2 million and rent expenses of less than $5,000 annually.42 Asbahi and PPRG knew about these disclosures because they reviewed the very financial statements in which the disclosures appeared.

76.         This section of the February 2015 Report presents certain facts to suggest a nefarious relationship Amira has (or had pre-IPO) with Karam and Gautam, including sharing office space, having certain executives in common, and/or updating a company website. Asbahi and PPRG then endorse the inference that the mere existence of a “related party” relationship conclusively proves that Amira has engaged in undisclosed post-IPO related party transactions with Karam and Guatam. Yet PPRG does not identify a single post-IPO transaction that Amira has done and not disclosed with either entity. And in the absence of such transactions there is nothing for Amira to disclose. Having a related party relationship with another entity is certainly not the same thing as improperly transacting business with that entity, let alone failing to disclose those transactions. Yet that is precisely the conclusion Asbahi and PPRG intends for investors to draw. Given the overall definitive tone of the report, cherry-picking the facts as Asbahi and PPRG did was enough to trick investors into believing that Amira had engaged in unethical business practices to inflate its reported revenue when in fact it had not.

42   Amira 2014 Annual Report at F-38, F-39.

77.         Asbahi and PPRG create the false impression that Amira has not disclosed related party transactions with Karam, an entity owned by Mr. Chanana’s father, by presenting outdated statements from the companies’ respective websites noting the companies’ professional relationship and further stating that those statements were removed after the Company’s IPO. Ex. 1 at 23. PPRG also states that “ANFI and Karam shared addresses both in India and the UAE.” Id. PPRG then indicates that in response to allegations concerning this related party relationship between Amira and Karam being made public, “Amira and Karan Chanana never publicly acknowledged or addressed the issues raised – a red flag” and that, “[m]ore alarmingly, it appears Amira and Karam proceeded to cover-up their close ties” and “Karam Enterprises deleted any and all signs of its connection to ANFI from its website[.]” Id.

78.         All of these facts, even if true, do not demonstrate that Amira has failed to disclose post-IPO transactions with Karam. But PPRG deliberately uses the term “cover-up,” referring to the removal of certain information concerning the relationship between Amira and Karam (and not to any specific post-IPO transactions between them), from the Internet, and states that these actions leave “a dark cloud of doubt on the credibility of Amira’s financials.” Id. Despite there being no undisclosed post-IPO transactions with Karam, Asbahi and PPRG drafted the report in such a way that Amira’s stockholders would believe that Amira engaged in this improper conduct and sell their stock in a panic. That Asbahi and PPRG endorsed this inference is evidenced on the very face of the report itself in which PPRG impugns Amira as being nothing but “a collection of lies.”

79.         While Amira had engaged in pre-IPO transactions with Karam, it has not engaged in any post-IPO transactions with Karam that would require related party disclosures under SEC rules and regulations as the February 2015 Report suggests. Yet, PPRG states to the contrary based on “confirmation” it claims to have received from former Amira board member Daniel Malina (who PPRG identifies as “Former Audit Committee Member”) that Amira is still transacting with Karam. Id. at 24. Amira’s investigation into PPRG’s allegations indicates that Mr. Malina did not speak with anyone who identified him or herself as being associated with or working on behalf of PPRG or any PPRG-related entity, nor did he claim that Karam was the largest customer of Amira post-IPO or otherwise claim that Amira was committing fraud. PPRG’s statement to the contrary is false.

80.         PPRG also accuses Amira of improperly transacting with Gautam since its IPO, but again fails to identify any actual undisclosed transactions between the two entities. Ex. 1 at 26. PPRG instead selectively presents certain “facts” out of context relating to Gautam—including that the chairman of Gautam is a director of other companies in which Mr. Chanana has an interest and that marketing materials for Guatam indicate that it is one of Amira’s largest suppliers as well as a national distributor for Amira—to create a defamatory impression that Amira has improperly transacted with Guatam and failed to disclose the foregoing. Id. The mere fact that Gautam and other companies in which Mr. Chanana has an interest share a director in common does not make Amira a “related” party under any applicable statute or regulation, including SEC rules and regulations, and it is not a related party nor is it a national distributor for Amira.

81.         Under the heading “Scores of Undisclosed Related Parties,” PPRG similarly states that it has identified as many as “11 related parties that have never been mentioned in ANFI’s SEC filings, on the company’s website, or in any public forum.” Id. at 22. But all PPRG relies on is the fact that Amira and the entities are “operating from within Amira’s headquarters, use Amira email addresses, and are directed by [Amira] CEO Karan Chanana or his wife; at least a couple of these entities are in the business of distributing rice, including Basmati rice, or other commodities.” Id. at 5; see also id. at 22. Amira has not engaged in related party transactions with a single one of these entities, and PPRG does not identify any such transaction that should have been disclosed by the Company and was not, let alone any other basis on which Amira was required to disclose its relationship with these entities. Yet, in the overall context of the report and, in particular this section of the report which repeatedly references Amira’s failure to make full and adequate disclosures, PPRG falsely insinuates that Amira has engaged in unethical business practices. This is the precise conclusion that Asbahi and PPRG intended its investor readers to come to so they would dump Amira’s stock.

82.         PPRG further accuses Amira of having a nefarious relationship with an entity called “Amira Enterprises,” approximately 98% of the equity in which was, according to PPRG, “transferred to 3 corporate entities in a series of transactions.” Ex. 1 at 24-25. PPRG states: “So, on the surface it looked like the ownership of Amira Enterprises had changed, but control never left Chanana’s hands. We can only reason that these transfers were an attempt to mask Chanana’s association with Amira Enterprises prior to the ANFI IPO.” Ex. 1 at 25. These statements are false, misleading, and incomplete. Mr. Chanana publicly acknowledged his ownership of Amira Enterprises as early as August 2012 (prior to the October 2012 IPO), and Amira repeatedly and consistently disclosed in its SEC filings, which Asbahi and PPRG reviewed, the potential related party transaction with regard to the proposed purchase of Amira Enterprises.43 Nothing has been “masked” or concealed as PPRG claims. And, having reviewed Amira’s financial disclosures, Asbahi and PPRG knew this when they published the report.

43   See, e.g., Amira Jan. 28, 2015 6-K at 2 (“Amira…will apply $30.0 million of the net proceeds…to acquire Amira Enterprises…. Members of the family of our Chairman, Karan A. Chanana, currently own Amira Enterprises and will receive the proceeds of the sale to Amira Mauritius.”); Amira Nature Foods, Ltd. Form F-1 Reg. Stmt. (Aug. 29, 2012), available at https://www.sec.gov/Archives/edgar/data/1552448/000104746912008596/a2210848zf-1.htm (last visited Apr. 22, 2016) (“In fiscal 2010, we received a $5.5 million equity investment from Amira Enterprises Limited, an affiliate of Mr. Chanana, our Chairman and Chief Executive Officer.”) (“Amira Aug. 2012 Reg. Stmt.”)..

4.          PPRG’s Baseless Accusation About Amira’s “Sham” Real Estate Transaction

83.         In the February 2015 Report, Asbahi and PPRG also accuse Amira of engaging in improper “disclosed” transactions: specifically taking aim at the $225 million bond offering that Amira announced on January 28, 2015, a portion of the proceeds of which Amira disclosed would be used to acquire approximately 86 acres of land in Karnal, India. Ex. 1 at 25-26.

84.         PPRG characterizes the real estate transaction as a “sham” intended to personally enrich Mr. Chanana. Id. at 25 (“Proposed $30m Land Purchase from Amira Enterprises is a Sham”). PPRG contends that Amira has vastly overvalued the 86 acre plot, claiming the purchase price of approximately $350,000 per acre far exceeds the market value of the land of $120,000 per acre. Id. at 27, 29. What the report does not say is that even at $350,000 per acre, the price was only about $8 per square foot. Not surprisingly, as Amira’s SEC disclosure about the proposed transaction makes clear, an independent appraiser found these prices to be in line with the market and independent members of Amira’s Board signed off on the legitimacy of the transaction.44 The fact that the value of the land was verified by an independent appraiser and concurred with by independent board members, which PPRG knew because it reviewed Amira’s SEC filings, would materially change PPRG’s readers’ impression of the propriety of the land acquisition. PPRG thus intentionally omitted any reference to these facts.

44    Amira Nature Foods, Ltd., Form 6-K (Jan. 28, 2015) at 2 (“The independent members of the Board of Directors of [Amira], have approved this transaction and have received independent third party valuations of the land on which basis the independent members have concluded that the transaction is being conducted on an arm’s length basis.”).

85.         PPRG also supports its outlandish allegation that the land transaction is a “sham” by stating that it “queried a former CFO about the land” who told PPRG that “[h]e believes this land was purchased around 2009-2010” and that “Chanana originally bought it with the intent of using it for developing commercial real estate, but that after the commercial real estate market in the area soured and the land was no longer of any use to him, he decided to sell it to ANFI….” Ex. 1 at 27 (emphases in original). The “former CFO” that PPRG refers to here, who PPRG also refers to in various parts of the Report as “CFO1,” is Subhendu Mishra. See id. at 28, 34. As Amira’s disclosures make clear, Mr. Mishra never was employed by Amira as a CFO or in any other position. For example, Amira’s August 2012 pre-IPO registration statement confirms that, at that time, Ritesh Suneja, not Mr. Mishra, was the Chief Financial Officer of the Company.45 Mr. Mishra, who was employed for just two and a half months by Amira India some six months before the Amira IPO, never worked for the public company as CFO (or in any other capacity). Contrary to PPRG’s false and misleading suggestion, Mr. Mishra was not “CFO1” of Amira and has no direct personal knowledge of the land acquisition or the Company’s business practices generally. PPRG intentionally represents otherwise to give the false impression to investors that even Amira insiders question the propriety of the land transaction. That simply is not true.

5.          PPRG’s Other “Red Flag” Issues About Amira Are False and Defamatory

86.         Each of the other “red flag” issues about Amira discussed in the February 2015 Report is false and defamatory.

87.         In a section of the report captioned “CFO turnover, Checkered Auditor history, ‘Dependent Board’,” PPRG states:

In light of the substantial evidence that ANFI inflating its financial statements, high CFO and auditor turnover can be considered as yet another symptom. On average, ANFI has lost either a CFO, auditor, or Audit Committee almost twice per year.

45    See Amira Aug. 2012 Reg. Stmt. at II-4 (signature of Ritesh Suneja as “Chief Financial Officer” of Amira on the Company’s August 29, 2012 Registration Statement); see also Amira Nature Foods, Ltd. Prospectus (Oct. 10, 2012) at 7, available at https://www.sec.gov/Archives/edgar/data/1552448/000104746912009453/a2211335z424b4.htm (last visited Apr. 22, 2016) (“Amira Prospectus”) (“The officers of Amira India are Mr. Chanana, Chairman, Protik Guha, Chief Executive Officer, and Ritesh Suneja, Chief Financial Officer.”).

Ex. 1 at 34. PPRG then presents this “table documenting the Company’s CFO and auditor turnover,” which contains several knowingly false statements of fact and creates defamatory impressions about the Company.

High Turnover in Accounting Function — 2.5 Yrs, 4 CFOs, 2 Auditors, & Audit Committee Member Resignation

Date	CFO Change	Auditor Change	Audit Committee Member Resignation
March, 2012	Subhendu Mishra resigned, replaced by Ritesh Suneja
11/20/2012	Ritesh Suneja resigned, replaced by Ashish Poddar
9/30/2013			Daniel Malina, Director / Member of Audit & Corp Governance Committees, resigns
4/4/2014		Grant Thornton India LLP resigned, replaced by Deloitte Haskins & Sells LLP
5/1/2014	Ashish Poddar resigned, replaced by Bruce Wacha

Sources: ANFI filings, Linkedin

88.         The table falsely states that there have been four CFOs at Amira. Ex. 1 at 34. As is verifiable based on a review of Amira’s financial disclosures, which PPRG admits it analyzed when preparing the report, there have only been three CFOs at Amira. Ritesh Suneja was the CFO of the Company at the time of the IPO in October 2012. Mr. Suneja resigned shortly after the IPO due to health concerns, and following a leave of absence, even inquired about returning to the Company. Ashish Poddar served as the Company’s CFO from November 2012 through May 2014. Mr. Poddar remains employed today as Executive Director of Finance. Mr. Wacha joined the Company as Global CFO of Amira effective June 2014 and retains that position today. The “first” CFO included in the table is Mr. Mishra, who, as explained above (see supra ¶ 85) did not and could not have served as CFO of the public company because he was terminated approximately 6 months before the IPO. PPRG intentionally omitted any reference to the date of Amira’s IPO to give the impression that Mr. Mishra was a CFO of the Company for a very brief period of time so as to enhance its baseless claim that the Company has had inordinately high CFO turnover. This implication is false and defamatory.

89.         The table also states that Grant Thornton “resigned” as Amira’s auditor in April 2014. That is incorrect. Amira’s FY2014 Form 20-F clearly states that “[o]n April 4, 2014, the Audit Committee of Amira Nature Foods Ltd (the ‘Company’) and Grant Thornton India LLP (‘GT India’) mutually agreed that GT India could not continue as the Company’s independent registered public accounting firm” and explains the reasons that Grant Thornton “tendered its resignation,” which had nothing to do with any concerns on the part of Grant Thornton concerning Amira’s financial disclosures.46 The complete story of the “mutually agreed” decision to replace Grant Thornton would have materially impacted the conclusions drawn by investors who read the February 2015 Report and undermines Defendants’ short-selling scheme. Asbahi and PPRG thus cherry-picked only those facts that best suited their contrived thesis that Amira is a fraud, which is precisely the impression Asbahi and PPRG wanted Amira’s investors to have.47

90.         PPRG also accuses Amira of constantly issuing debt and equity, stating: “Persistent negative free cash flow (FCF) has compelled the Company to cover interest payments via debt and equity issuance.” Ex. 1 at 18. PPRG then includes the table below, which states that Amira obtained “Net proceeds from debt & equity” from the issuance of equity in the second quarter of 2014 of $82.6 million.

46   Amira 2014 Annual Report at 92 (emphasis added).

47    Grant Thornton resigned as soon as Amira discovered that two Grant Thornton partners were serving on the boards of Amira’s Mauritius-based subsidiaries while Grant Thornton was acting as Amira’s auditor. Grant Thornton’s misconduct resulted in an SEC enforcement action against the auditor for violations of the SEC’s auditor independence rules. Grant Thornton settled the SEC enforcement action in October 2015. See U.S. Securities and Exchange Commission, Press Release, SEC Charges Two Grant Thornton Firms With Violating Auditor Independence Rules (Oct. 1, 2015), available at https://www.sec.gov/news/pressrelease/2015-225.html (last visited Apr. 28, 2016).

12M Interest Payment Analysis
($ millions)	Q2 14		Q3 14		Q4 14		Q1 15		Q2 15
Net proceeds from issuance of debt	$11.3		$28.1		$36.3		$42.6		$32.3
Net proceeds from issuance of equity	$82.6		$0.0		$0.0		$0.0		$0.0
Net proceeds from debt & equity	$94.0		$28.1		$36.3		$42.6		$32.3
Year-over-year change	287.4%		-72.2%		-66.5%		-51.4%		-65.6%
Interest payments	$23.0		$21.7		$25.9		$26.8		$28.8
Year-over-year change	35.3%		27.6%		18.8%		20.2%		25.0%
Net proceeds/interest payments	24.5%		77.3%		71.3%		62.9%		88.9%
Year-over-year change	(4,560	)bps	6,040	bps	5,120	bps	3,750	bps	6,440	bps

 Sources: Company flings, Prescience Point estimates

This is a misrepresentation and Amira’s SEC disclosures confirm that it is. While Amira raised approximately $90 million in connection with its IPO in October 2012, as of the date of the February 2015 Report, Amira did not raise capital by selling additional debt or equity and had only borrowed from its credit facility. This is verifiable by reviewing Amira’s SEC filings, which PPRG admits it did.

91.         The February 2015 Report also states that “US independent board member Daniel Malina left 3 months into the job” and makes several references to conversations PPRG claims to have had with a “3 month” Board member, implying that this former Board member resigned due to ethical concerns. Ex. 1 at 34-35. These are knowing falsehoods. There was no board member at Amira that resigned after 3 months. As Amira’s SEC filings show, Mr. Malina was a member of Amira’s Board of Directors at the time of the Company’s October 2012 IPO and tendered his mutual resignation approximately one year later on September 30, 2013.48 Mr. Malina was thus a director of the Company for over a year. Asbahi and PPRG knowingly misstated Mr. Malina’s tenure on the Amira Board to defame the Company. Moreover, if PPRG interviewed Mr. Malina as part of its “comprehensive research” as it claims, Asbahi and PPRG knew, or should have known, that Mr. Malina was on the Board of Amira for much longer than 3 months and that his resignation was mutual. PPRG’s statements to the contrary were knowingly false.

48   Amira Prospectus at 7, 54, 102-04, 108, 113, 116, 117 (disclosing and referencing Daniel Malina as a director of the Company at the time of its October 2012 IPO); Amira 2014 Annual Report at 65 (“Mr. Daniel I. Malina, who resigned from board of directors of the Company on September 30, 2013….”).

92.         The February 2015 Report similarly states that “Subhendu Mishra, stayed on the job for 3 months. He mentioned to us that he was concerned with ethical practices at the company” and that “29yr old CFO Ritesh left 6 months in the job. He mentioned to us that there are better companies to look at in the Indian rice industry and that ANFI has related party transaction issues.” Ex. 1 at 34. The natural implication to be drawn from these facts is that both CFOs resigned because each had concerns about the ethical practices of Amira. Asbahi, through PPRG, intentionally made these statements to make investors believe the same.

6.          PPRG’s “Interviews” with Amira Insiders Are False and Misleading

93.         As discussed, the February 2015 Report misleadingly references “interviews” PPRG claims to have had with Amira insiders that “confirm” or “corroborate” the baseless accusations in the report suggesting in each instance that the speaker endorsed the “research conclusions” reached by Asbahi and PPRG. PPRG does not disclose the names of many of these interviewees, referring to them only by the positions PPRG claims they held at the Company. In so doing, as with the remainder of the report, Asbahi and PPRG give the impression to investors that their “research” is credible and that they had knowledge and information in preparing the Report that the investors did not have, but that could be independently verified as true or false.

94.         PPRG claims to have interviewed Amira’s current and former CFOs. See, e.g., Ex. 1 at 8 (excerpt of interview PPRG claims to have had with Mr. Wacha); id. at 21 (excerpt of interview PPRG claims to have had with Amira’s “CFO2”). As part of Amira’s investigation, Amira has determined that neither Mr. Wacha nor either of Amira’s other two CFOs, Mr. Suneja and Mr. Poddar, recalled speaking with any person who identified him or herself as being associated with or working on behalf of PPRG or any PPRG-related entity. In addition, neither Mr. Wacha, Mr. Suneja, nor Mr. Poddar recalled making any statements to anyone at any time in which they questioned the propriety of Amira’s accounting, disclosure of related party transactions, or the ethics of its business practices, much less endorsed the “conclusions” set forth in the PPRG reports.

95.         PPRG’s citation to and reliance on these supposed “insider” interviews was calculated to defame the Company, create the false impression that the Company is a sham, and deceive its shareholders into selling their shares.

IV.	PPRG’S FEBRUARY 2015 REPORT CAUSES A NEARLY 40% DROP IN AMIRA’S STOCK PRICE, FORCES AMIRA TO CANCEL ITS DEBT OFFERING, AND RESULTS IN A CLASS ACTION LAWSUIT

96.         On February 6, 2015, the Friday before PPRG published its first report, Amira stock closed at $13.40. On Monday, February 9, 2015, the day PPRG published its first report, Amira stock slid to close at $9.95 and the next day fell further to $8.50. In a matter of days, Defendants caused Amira’s stock to drop approximately 37% from its closing price of $13.40 just four days earlier.

97.         Upon information and belief, PPRG, Prescience Partners, LP, Prescience Investment Group, LLC and Prescience Capital, LLC were part of a massive scheme to short Amira’s stock in an attempt to enrich Asbahi. When Asbahi published the first PPRG report, there was a short position in Amira’s stock of more than 5.2 million shares. Amira has approximately 36 million shares outstanding (after accounting for an exchange agreement for shares that Mr. Chanana owns directly in the Indian entity), of which approximately 75% are held by Mr. Chanana. Amira’s “tradeable float” is thus the remaining 25% or 9 million shares that were sold in the IPO. A 5.2 million share short position represents 58% of the tradeable float and would be virtually impossible to cover without catastrophic losses for the short-sellers given the low volumes traded unless there was a complete collapse in the share price of Amira or the company went out of business. In light of the 11 consecutive quarters of revenue growth and proposed Debt Offering to finance continued expansion that Amira had prior to the February 2015 Report, such catastrophic events were highly unlikely to occur and cause a legitimate sell-off in the Company’s stock. Instead, Asbahi and PPRG drafted the February 2015 Report containing, in their own words, “a collection of lies,” with the intent of driving Amira out of business and taking the price of its stock down to zero.

Table 1 (Short Positions Against Amira)

Source: Bloomberg

98.         Upon information and belief, given the enormous short position that Asbahi and Defendants Prescience Partners, LP, Prescience Investment Group, LLC, and Prescience Capital, LLC (the entities that Asbahi also controls) had in Amira’s stock at the time the first PPRG was published, all Defendants were motivated to make numerous misstatements and baseless accusations against the Company. As a direct result of those misstatements in the February 2015 Report, potential investors in Amira’s planned Debt Offering expressed concern about the deal. Amira was therefore forced to cancel the offering.

99.         As evidence that Asbahi intended the misstatements in the PPRG reports to cause damage to Amira, including by disrupting Amira’s debt offering, PPRG, which is controlled by Asbahi, took credit for being the cause of the cancellation of that transaction, bragging about the same on social media.49

100.        On February 10, 2015, a group of investors in Amira filed a securities fraud class action lawsuit against the Company, Mr. Chanana, Mr. Wacha, Mr. Suneja, and Mr. Poddar in federal court in California seeking compensatory damages and costs.50 The investors allege, among other things, that Amira and the individual defendants made false and misleading statements in the Company’s financial statements. The allegations in the complaint virtually mirror the baseless accusations in the February 2015 Report, which is expressly referenced in the complaint. As discussed in Section VIII below, to date, Amira has been forced to expend substantial resources defending against this lawsuit, including moving to dismiss the complaint.51

V.	BY JULY 2015, AMIRA’S STOCK REBOUNDS AND AMIRA ANTICIPATES FILING ITS FY2015 ANNUAL REPORT ON TIME

101.        Following release of the February 2015 Report, the Audit Committee of the Company conducted a full and comprehensive review of every accusation in the report. The Audit Committee confirmed that each accusation in the report is baseless.

49   See, e.g., August 20, 2015 7:34 a.m. Prescience Point LLC @PresciencePoint Twitter Post, https://twitter.com/PresciencePoint/status/634373005871677440 (last visited Apr. 11, 2016) (“Wouldve happened had bond deal not blown up in the wake of our initiating report. Bc it did, $ANFI scheme collapsed.”).

50   Read v. Amira Nature Foods Ltd., et al., Case No. 15 Civ. 957 (C.D. Cal.) (FMO), Dkt. 1 (Complaint).

51   Id. at Dkt 96 (Amira’s Motion to Dismiss Second Amended Complaint).

102.        By July 2015, Amira’s stock price rebounded to more than $14 per share—the same level at which the stock traded before PPRG issued the February 2015 Report.

103.        Amira anticipated completing its audit with Deloitte and filing its Form 20-F, or annual report for 2015, on time by July 31, 2015. By July 30, 2015 (Indian time), Amira had taken all steps that it would have expected to take for a filing, including finalizing and “edgarizing” its 20-F for filing, obtaining management signatures for the document, and in the early hours of July 31, 2015, taking its final step by signing off on its “subsequent events” confirmation so as to verify whether any events or transactions had occurred subsequent to the period-end, but prior to the issuance of the Company’s financial statements, that would have a material effect on the financial statements and therefore require adjustment to or disclosure in the statements. Subsequent events confirmations are a routine part of the auditing process and are sent by an auditor only when it is in the very final stage of its audit, and are only valid for 24 hours.

VI.	ON THE EVE OF AMIRA FILING ITS FY2015 ANNUAL REPORT, PPRG PUBLISHES A SECOND REPORT MALIGNING AMIRA

104.        Intent on knocking Amira’s stock back down at the most damaging time possible, on July 30, 2015, Asbahi, through PPRG, issued a second report titled “Fraud Cap Redux II – Amira Nature Foods / ANFI: Smoking Gun Evidence of Malfeasance” (the “July 2015 Report,” attached hereto as Exhibit 2). Asbahi published the report on the PPRG website and disseminated it through social media, including on Twitter, where PPRG tweeted a link to the report and stated: “We have just published a 30 page followup on $ANFI. New evidence reinforces our short thesis. Reiterate PT of $0.00[.]”52

52   July 30, 2015 11:09 a.m. Prescience Point LLC @PresciencePoint Twitter Post, https://twitter.com/PresciencePoint/status/626816860101578752 (last visited Apr. 11, 2016) (emphasis added).

105.        Like PPRG’s February 2015 Report, the July 2015 Report is written in a definitive tone that conveyed to investors that PPRG was “unearthing” provable facts about Amira. The July 2015 Report begins with a reference back to the February 2015 Report, stating: “The report summarized evidence gathered over a 5 month period indicating ANFI is fabricating its SEC financial statements and demonstrated its striking resemblance to fraudulent US-listed Chinese RTOs we exposed in the past.” Ex. 2 at 5 (emphases added). The July 2015 Report also contains the following statements, which made reasonable investors understand that the July 2015 Report contained provable facts about Amira:

•	“[W]e are continuing to unearth new evidence that reinforces our thesis that ANFI’s financials are a fiction.” Id. (emphasis added).

•	“While these acts can be played off as ‘standard practice’ in an emerging economy, they are acts of fraud in the United States.” Id. at 9 (emphasis in original).

•	“ANFI Backs Itself into a Corner – Evidence of Revenue Fabrication Appears Conclusive” Id. at 13 (emphasis added).

•	“That it does not correspond, amounts to smoking gun evidence ANFI is fabricating revenues.” Id. (emphasis in original).

•	“UAE Market Share is Impossible” Id. at 22 (emphasis added).

•	“Recent Results Evidence Growing Desperation to Inflate Financials & Hit Guidance” Id. at 31 (emphasis added).

106.        As recently as January 29, 2016, Asbahi reiterated to investors that the PPRG reports contain “meticulously well-documented” conclusions” that can be “proven,” making the following statement on Twitter: “We stand by our $ANFI Reports. The bases for our conclusions are ALWAYS meticulously well-documented, as will be proven.”53

53   January 29, 2016 11:05 a.m. Prescience Point LLC @PresciencePoint Twitter Post, https://twitter.com/PresciencePoint/status/693147943067488256 (last visited Apr. 11, 2016) (emphasis added). Since publishing the February 2015 Report, PPRG has repeatedly emphasized to investors on Twitter that Defendants have “evidence” that Amira is a fraud thereby reinforcing the definitive tone of the defamatory statements in the PPRG reports and confirming that the reports contain provable facts, not opinions. See, e.g., February 10, 2015 9:08 a.m. Prescience Point LLC @PresciencePoint Twitter Post, https://twitter.com/PresciencePoint/status/565195541219659782 (last visited Apr. 27, 2016) (“We believe, based on hard evidence the company cannot refute, that at these levels $ANFI stock is standing on quicksand”) (emphasis added); February 10, 2015 9:04 a.m. Prescience Point LLC @PresciencePoint Twitter Post, https://twitter.com/PresciencePoint/status/565194511719342080 (last visited Apr. 27, 2016 (“Our report contains only a fraction of the evidence we have collected; it all points in the same direction.”); March 2, 2015 5:18 a.m. Prescience Point LLC @PresciencePoint Twitter Post, https://twitter.com/PresciencePoint/status/572385607701295104 (last visited Apr. 27, 2016) (“$ANFI has beaten estimates. Why wldn’t it? Recent evidence revealed suggests the financials to be made up, baseless; & liquidity is drying.”) (emphasis added).

107.        That Asbahi timed publication of the July 2015 Report to coincide with the anticipated release of Amira’s FY2015 financial statements, on which, as discussed, Amira had received an unqualified audit opinion from Deloitte, is obvious from the face of the report. In the Introduction section, PPRG singles out Deloitte, stating:

Amira has yet to file its FY’15 (fiscal year ended 3/31/2015) audited financials with the SEC, presumably due to heightened scrutiny of Amira’s accounts by its auditor Deloitte. We believe Deloitte may find great use in the new information shared in this report, much of which comes directly from former insiders.

Ex. 2 at 5. PPRG further states: “To be clear, we believe Amira Nature Foods if fabricating the financials it files with the Securities and Exchange Commission…. We…hope that law enforcement authorities, regulatory agencies, and Deloitte take necessary precautions in protecting investors.” Id. (emphasis added).

108.        The July 2015 Report otherwise largely parrots the incendiary, baseless, and false accusations in the February 2015 Report. In particular, PPRG repeats its accusation that Amira is overstating its international revenue based on PPRG’s distorted comparison of “ANFI’s claimed international Basmati sales and data for the same on record” with APEDA. Ex. 2 at 13. The July 2015 Report goes so far as to state that “100% of ANFI’s Basmati exports will be reflected in the data reported by APEDA; as a result there should be no or insignificant variance between ANFI’s international sales of Basmati and APEDA data for Amira Pure Foods.” Id. at 17. As set forth above in paragraphs 53-59, APEDA data does not capture “Amira’s claimed international Basmati sales” and PPRG’s repetition of this falsehood was particularly malicious given that Amira disclosed in its March 2015 6-K filing with the SEC that “sales recorded outside of India include[] product sourced from Amira India, as well as from third parties in India and internationally.”54 The products sourced from third parties outside of India could not possibly be shipped from Amira India as PPRG states.

109.        The July 2015 Report further misrepresents that Mr. Wacha “confirm[ed] that at some point all of Amira’s exports will pass through it’s Indian facility and Amira Pure Foods has CONTROL of the product.” Ex. 2 at 17 (emphasis in original). Mr. Wacha never said to anyone that “all of Amira’s exports will pass through its Indian facility and Amira Pure Foods has control of the product.” He never would make that statement because it is untrue and directly contradicts the disclosures that Mr. Wacha certifies in Amira’s SEC filings, which PPRG admits to having reviewed, regarding Amira’s production capacity. Amira’s India factory has reached full capacity, which is why the Company planned to do the Debt Offering to expand production capacity. As a result, Amira uses a variety of outsourcing techniques to meet its production needs. All of these products could not possibly pass through a factory that was already operating at 100% capacity, particularly when a portion of these products are sourced outside of India.

110.        On July 29, 2015, Amira’s stock opened at $12.67 and closed at $12.89 on a trading volume of approximately 442,200 shares. On July 30, 2015, the stock opened at $12.67 and closed at $11.82, down nearly 8% from its prior close as a direct result of the publication of the July 30, 2015 PPRG report. More than 784,000 shares of Amira stock were traded on July 30.

54   Amira Nature Foods Ltd., Form 6-K (Mar. 2, 2015), Ex. 99.2, at 15 (emphasis added).

111.        Upon information and belief, Asbahi’s publication of the July 2015 Report coincided intentionally with the anticipated completion of Deloitte’s independent audit of Amira’s financial statements and Amira’s planned filing of its FY2015 Form 20-F. In the July 2015 Report, PPRG even singled out Deloitte stating that “Deloitte [should] take necessary precautions in protecting investors.” Ex. 2 at 5.

112.        Like with the February 2015 Report, options trading in advance of the July 2015 Report indicates that there was advance notice of the impending reports and shows that Defendants and other parties placed option trades just before the reports were publicly released so they could achieve exponential returns on their trades without adding to their short positions.

Table 2 (Options Trading)

Source: Bloomberg

VII.	THE PUBLICATION OF THE PPRG REPORTS CAUSES AMIRA’S STOCK TO PLUMMET UNTIL ITS INDEPENDENT EXTERNAL FORENSIC FIRM CONFIRMS PPRG’S ALLEGATIONS ARE UNSUBSTANTIATED AND UNFOUNDED

113.        Following the release of the July 2015 Report, as expressly intended by Asbahi and PPRG, Deloitte asked Amira to delay the filing of its FY2015 annual report as part of its own internal policy governing such situations, specifically referencing the report and PPRG by name as the reasons for the request. PPRG of course had solicited this precise reaction from Deloitte in the July 2015 Report, urging Deloitte to “take necessary precautions to protect investors.” Ex. 2 at 5. Asbahi and PPRG caused not only a dramatic decline in Amira’s stock price, they caused the breakdown of Amira’s relationship with its auditor which in turn prevented Amira from timely filing its FY 2015 annual report.

114.        On August 3, 2015, Amira filed a Form 12b-25 to obtain an extension, through August 17, 2015, to file its FY2015 annual report.55 That day, Amira’s stock price dropped from $12.26 to $9.01 as a direct result of the July 2015 Report and the actions that Amira had to take as a result of the PPRG reports.

115.        Throughout this time, Amira continued to negotiate with Deloitte with regard to the timing for it to file its Form 20-F, as well as Deloitte’s request that Amira retain an independent external forensic firm to review PPRG’s allegations in both its February 2015 and July 2015 Reports. Amira’s senior management and Audit Committee began the process of interviewing independent external forensic firms, while also making the determination that it was in the best interests of Amira and its shareholders to begin interviewing outside auditors.

116.        On August 19, 2015, Amira announced that it retained ASA as its independent auditor for its financial statements for FY2015, and simultaneously terminated Deloitte.56 Amira believed it could expedite the completion date of its independent audit by engaging ASA rather than continuing with Deloitte who was referenced in the July 2015 Report.

117.        On August 19, 2015, Amira’s stock fell to $4.65 and, by the next day, Amira’s stock closed at an all time low of $2.84.

55   Amira Nature Foods Ltd., Form 12b-25 (Aug. 3, 2015), available at http://www.sec.gov/Archives/edgar/data/1552448/000114420415045684/v416940_nt20f.htm.

56   Amira Nature Foods, Ltd., Form 6-K (Aug. 19, 2015), available at http://www.sec.gov/Archives/edgar/data/1552448/000114420415064132/v424040_6k.htm.

118.        Amira also retained BDO as its independent external forensic specialist to conduct a review of certain of PPRG’s allegations. The review included “(i) an analysis of the Company’s reported international Basmati sales relative to Amira Pure Foods Private Ltd.’s (“Amira India”) exports of Basmati rice as identified by [APEDA]; (ii) an analysis of the allegations in respect of the reported Basmati market size in India; (iii) a comprehensive review of the transactions with the Company’s largest customer for 2015; (iv) a comprehensive review of the Company’s related party transactions and its disclosure of such transactions, including the potential existence of undisclosed related party transactions with its top customers and named suppliers in 2014 and 2015 and; (v) a review to identify the existence of undisclosed revenue transactions with Karam Enterprises since the time of the Company’s initial public offering.”

119.        On November 10, 2015, BDO released the results of its independent forensic analysis to Amira. That same day, the Company filed a Form 6-K announcing that the results of BDO’s independent forensic investigation. The Form 6-K reported that “BDO has independently concluded that [PPRG’s] allegations are unsubstantiated and/or unfounded.”57

120.        The next day, on November 11, 2015, Amira’s stock jumped to $7.61. Amira’s stock continued to climb to above $10 by the end of November.

VIII.	THE PPRG REPORTS HAVE CAUSED AMIRA TO LOSE BUSINESS, REALIZE DECLINING REVENUES, AND INCUR SIGNIFICANT COSTS

121.        In addition to permanently harming Amira’s reputation, Asbahi’s actions and those of the Defendant entities he controls have caused significant financial damage to the Company, which is precisely the outcome Asbahi intended.

57   Amira Nature Foods, Ltd., Form 6-K (Nov. 10, 2015), available at http://www.sec.gov/Archives/edgar/data/1552448/000114420415064132/v424040_6k.htm.

122.        On April 25, 2016, Amira’s stock closed at $9.26 on trading volume of approximately 530,000 shares.

123.        On April 26, 2016, Amira filed with the SEC its Form 6-K for the six months ended September 30, 2015, as it had indicated it would in an April 8, 2016 press release.58 Amira reported revenues of $213.7 million in the six months ended September 30, 2015, down from $280.2 million in the six months ended September 30, 2014.59 This represents a decline in revenue of $48.5 million, or 17.3%. This decline in revenue was caused by the baseless accusations in PPRG’s reports, which have resulted in:

temporary short term challenges, including among other things, current industry trends toward lower pricing, currency translation, obtaining three years of re-audits of the Company’s financial statements, successful completion of a forensic investigation, ongoing litigation and certain business matters which required increased financial resources and management time be devoted to matters that did not generate revenue.60

124.        In its Form 6-K for the six months ended September 30, 2015, Amira further disclosed that its financial position has been negatively impacted by the increased expenses it has been forced to incur to defend itself in the California Class Action lawsuit, which, as discussed, was brought by a group of Amira’s investors in February 2015 based on the allegations in the February 2015 PPRG Report. Specifically, with regard to costs that it classifies as “other expenses,” Amira disclosed:

58   Amira Nature Foods, Ltd., News Releases, Amira Nature Foods Ltd Expects to Release Interim Financials in April 2016 and Full Year Financials in July 2016, available at https://www.amira.net/investor/news-releases/amira-nature-foods-ltd-expects-to-release-interim-financials-in-april-2016-and-full-year-financials-in-july-2016-2155593 (last visited Apr. 27, 2016).

59   Amira Nature Foods, Ltd., Form 6-K (Apr. 26, 2016) at 20, available at https://www.sec.gov/Archives/edgar/data/1552448/000114420416096326/v437861_6k.htm (“Amira 2015 6-K”) (emphases added).

60   Id.

Other expenses increased by $0.2 million, or 1.7% to $11.8 million in the six months ended September 30, 2015 from $11.6 million in the six months ended September 30, 2014. As a percentage of revenue, other expenses were 5.1% in the six months ended September 30, 2015 as compared to 4.1% in the six months ended September 30, 2014. The increase was primarily due to an increase in legal and professional expenses (largely driven by one-time charges for legal costs associated with Amira’s defense against a class action lawsuit)….61

125.        Amira further reported a decrease in profit before tax, which decreased by $12.4 million, or 53.4%, to $10.9 million in the six months ended September 30, 2015 from $23.3 million in the six months ended September 30, 2014. This decrease was primarily due to decrease in revenue and increase in legal and professional expenses (largely for defending against the California class action lawsuit).62

126.        Amira also has suffered a decrease in its profit after tax in the wake of the defamatory PPRG reports. For the six months ended September 30, 2015, Amira reported a decrease in its profit after tax of $10.4 million, or 53.3%, to $9.2 million in the six months ended September 30, 2015 from $19.6 million in the six months ended September 30, 2014. Profit after tax as a percentage of revenue was 4.0% and 7.0% in the six months ended September 30, 2015 and six months ended September 30, 2014, respectively, primarily due to a decrease in revenue and an increase in legal and professional expenses (largely for defending against the California class action lawsuit).63

127.        To date, Amira has incurred expenses directly attributable to the PPRG reports in an amount of no less than $11.75 million. Specifically, Amira has spent approximately $2.5 million to defend itself against the California class action lawsuit; spent approximately $150,000 to conduct external investigations into the accusations in the PPRG reports; paid fees of approximately $1.1 million associated with the canceled Debt Offering; incurred expenses of approximately $7 million for a higher cost of capital; and incurred expenses of approximately $1 million for higher insurance premiums.

61   Id. at 21.

62   Id.

63   Id.

128.        These increased expenses and lost revenues are the direct result of Asbahi’s relentless campaign to defame Amira, which Asbahi and PPRG have expressly acknowledged. On April 26, 2016, the same day that Amira announced its April 2016 financial results, the Company’s stock sold off 17%, and was trading down 46% versus the Standard & Poor’s Index (“S&P”) since February 2015. PPRG claimed victory for this outcome on Twitter, informing investors that “$ANFI reports years and years of continuous, robust rev and eps growth. Now, CONTRACTION. Scrutinizing eyes are now upon you.”64

129.        Upon information and belief, Defendants Asbahi, Prescience Partners, LP, Prescience Investment Group, LLC and Prescience Capital, LLC maintained a short position in Amira’s stock as of the April 26, 2016 release of Amira’s April 2016 Form 6-K. As such, having failed to knock Amira’s stock down to $0 (the “value” PPRG assigns to the shares) despite Defendants’ unyielding efforts to do just that, PPRG on April 26, 2016 reignited its defamatory campaign against the Company, stating on Twitter: “As our reports make clear, $ANFI’s historical financials have been dislodged from ‘unfavorable price trends’. ALL OF A SUDDEN, they matter?” and “We suggest investors familiarize themselves with our $ANFI research reports. We think the co is unraveling, and is a terminal short. PT: $0.”65

 64 April 26, 2016 7:30 a.m. Prescience Point LLC @PresciencePoint Twitter Post, https://twitter.com/PresciencePoint/status/724968853462257664 (last visited Apr. 27, 2016).

65 April 26, 2016 8:04 a.m. Prescience Point LLC @PresciencePoint Twitter Post, https://twitter.com/PresciencePoint/status/724977508370632707 (last visited Apr. 27, 2016); April 26, 2016 7:31 a.m. Prescience Point LLC @PresciencePoint Twitter Post, https://twitter.com/PresciencePoint/status/724969208371679232 (last visited Apr. 27, 2016).

130.        As of the date of this Amended Complaint, Amira’s stock closed at $6.86, representing a loss of more than $230 million in market value since PPRG first launched its attack in February 2015.

131.        Although they have wreaked irreparable havoc on and harm to Amira, both financially and with regard to the Company’s reputation, Defendants have not prevailed in their aim of causing Amira’s stock to sell off to $0. As such, Amira believes that Asbahi and PPRG may redouble their defamatory campaign against the Company and issue yet a third report containing false and defamatory statements to cause another panicked sell-off of Amira’s stock so its stock price collapses. This belief is supported by the continued significant short position in excess of 2.4 million shares against Amira and PPRG’s recent Twitter posts targeting the Company.

First CAUSE OF ACTION

Defamation – Libel / Defamation By Implication

(Against All Defendants)

132.        Amira repeats and realleges the allegations set forth above as though fully set forth herein.

133.        Defendants Asbahi, PPRG and, by virtue of Asbahi’s control over them, Defendants Prescience Partners, LP, Prescience Investment Group, LLC, Prescience Capital, LLC, authored, published, and widely disseminated, without privilege or authorization, the February 2015 Report and July 2015 Report.

134.        The February 2015 Report and July 2015 Report each contain false statements of fact, so-called “research conclusions” that are false and based upon false or incomplete facts, and defamatory impressions about Amira that were endorsed by PPRG. The false and defamatory statements, omissions and implications are referenced in Sections III and VI of this Amended Complaint.

135.        Defendants Asbahi, PPRG and, by virtue of Asbahi’s control over them, Defendants Prescience Partners, LP, Prescience Investment Group, LLC, Prescience Capital, LLC, authored and caused to be published and broadly disseminated to the public these false and defamatory statements without sufficient factual bases for making the statements and did so with knowledge of their falsity, or at the very least, with reckless disregard for their truth or falsity.

136.        As alleged in paragraphs 49 and 105 above, given the context in which the false statements appear and the definitive tone of the PPRG reports, reasonable investors understood Defendants to be conveying provable facts, not opinions, about Amira. This is demonstrated by the massive sell-off in Amira’s stock following the publication of each of the Reports.

137.        Defendants devised a scheme to fabricate and disseminate the false and defamatory statements to numerous persons, all persons who accessed the February 2015 Report and July 2015 Report on PPRG’s website (www.presciencepoint.com) and all persons to whom Defendants circulated the February 2015 Report and July 2015 Report, including to Amira’s potential equity and debt investors. Defendants Prescience Partners, LP, Prescience Investment Group, LLC, and Prescience Capital, LLC, participated in this scheme with Asbahi and PPRG to profit from the short positions they had built in Amira’s stock prior to publication of the two reports.

138.        Given that they purport to be experienced and credible financial research analysts and claim to have reviewed Amira’s financial disclosures and other relevant information prior to publishing the Reports, Defendants knew, or should have known, the statements were false when made. As set forth in Sections III and VI above, Asbahi and PPRG reviewed the very disclosures in which statements contravening its so-called “research conclusions” are found. Asbahi and PPRG deliberately ignored the truth in order to cause a sell-off in Amira’s stock.

139.        Defendants authored and published these false and defamatory statements, or, and Defendants conspired to disseminate them, for the purpose of manipulating Amira’s stock price to benefit Defendants’ short-selling scheme. Defendants’ actions have damaged Amira’s reputation and caused Amira to incur substantial expenses in the amount of no less than $11.75 million for, among other things: (i) defending itself against the securities class action lawsuit (approximately $2.5 million); (ii) conducting comprehensive external investigations into PPRG’s accusations (approximately $150,000); (iii) paying for the canceled Debt Offering (approximately $1.1 million); (iv) paying a higher cost of capital for debt in India than it would otherwise for debt from the Debt Offering (approximately $7 million); and (v) paying significantly higher insurance premiums (approximately $1 million). Defendants’ misstatements and false innuendo also have damaged Amira’s relationships with its equity investors, sell-side analysts, debt investors, banks, auditors, lawyers, customers, and suppliers.

140.        Furthermore, as set forth in Section VIII above, Amira has suffered a decrease in revenues and profits as a direct result of the PPRG reports.

141.        The false and defamatory statements authored and published by Defendants have injured Amira’s business and thus constitute libel per se.

142.        In addition, as intended and endorsed by Defendants, the statements in the February 2015 and January 2015 Reports led to the defamatory implication that Amira has engaged in fraudulent and unethical business practices. The publication of the Reports and statements therein thus constitutes defamation by implication.

143.        Amira has suffered, and continues to suffer, damages as a direct and proximate result of the false and defamatory statements and innuendo in an amount to be determined at trial.

144.        In addition, Defendants have engaged in willful and malicious conduct, or conduct that manifests a knowing and reckless indifference toward, and disregard of, the rights of Amira.

145.        As a result of such conduct, Amira is entitled to an award of exemplary and punitive damages against Defendants, and all costs, expenses, and attorneys’ fees incurred in these proceedings by Amira.

SECOND CAUSE OF ACTION

Trade Libel

(Against All Defendants)

146.        Amira repeats and realleges the allegations set forth above as though fully set forth herein.

147.        Defendants authored, published, and widely disseminated, without privilege or authorization, the February 2015 Report and July 2015 Report.

148.        As alleged above, the February 2015 Report and July 2015 Report contain statements concerning Amira’s business that Defendants knew were false and derogatory.

149.        Defendants authored and published these false and derogatory statements about the Company that were detrimental to the Company, and Defendants conspired to publish and disseminate them, with the intention of interfering with Amira’s existing and prospective business relationships and diminishing the value of Amira’s business. Defendants’ dissemination of these false and derogatory statements was a substantial factor in causing third parties not to have business dealings with Amira, including its shareholders who sold the stock and its potential investors that would have participated in Amira’s Debt Offering.

150.        Defendants’ dissemination of these false and derogatory statements also caused a diminution in value of Amira’s business, as evidenced by the decline in stock price following the Defendants’ publication and dissemination of the February 2015 Report and July 2015 Report. As alleged, Defendants’ derogatory comments caused Amira’s shares to lose more than 75% of their value, or nearly $400 million in market capitalization losses, at one point.  Even today, after a partial recovery in share price, Amira has lost more than $230 million in market value as a direct result of Defendants’ scheme.

151.        Defendants’ actions have been to Amira’s detriment. Defendants’ fabrication, publication, and dissemination of the false and derogatory statements has damaged Amira’s reputation, caused Amira to lost revenue, and caused it to incur substantial expenses. Defendants’ misstatements and false innuendo also have damaged Amira’s relationships with its equity investors (causing the Company to lose more than $230 million in market value), sell-side analysts, debt investors, banks, auditors, lawyers, customers, and suppliers.

152.        As a direct result of Defendants’ actions, Amira has incurred special damages in an amount of no less than $11.75 million as of the date of this Amended Complaint. These losses are due to, among other things, Amira having to defend itself against the class action lawsuit (approximate cost of $2.5 million); conduct external investigations into the accusations in the PPRG reports (approximate cost of $150,000); paying fees associated with the canceled Debt Offering (approximate cost of $1.1 million); paying a higher cost of capital (approximate cost of $7 million); and paying higher insurance premiums (approximate cost of $1 million).

153.        Amira has suffered, and continues to suffer, damages as a direct and proximate result of the false and derogatory statements in an amount to be determined at trial.

154.        In addition, the foregoing conduct of Defendants is the result of willful and malicious or intentionally fraudulent conduct, or conduct that manifests a knowing and reckless indifference toward, and disregard of, the rights of Amira.

155.        As a result of such conduct, Amira is entitled to an award of exemplary and punitive damages against Defendants, and all costs, expenses, and attorneys’ fees incurred in these proceedings by Amira.

THIRD CAUSE OF ACTION

Securities Exchange Act § 10(b) – Injunctive Relief

(Against All Defendants)

156.        Amira repeats and realleges the allegations set forth above as though fully set forth herein.

157.        Defendants authored, published, and disseminated false and defamatory statements about Amira’s business practices.

158.        Defendants published and disseminated these false statements either knowingly or with reckless disregard as to their truth and with the intent to deceive Amira’s shareholders with the goal of inducing them to sell their shares in reliance on these false statements thereby depressing the stock price for Defendants’ pecuniary gain.

159.        Defendants Prescience Partners, LP, Prescience Investment Group, LLC, Prescience Capital, LLC, and Asbahi sold short shares of Amira stock prior to the publication of the February and July 2015 Reports for the sole purpose of profiting from the resulting drop in the share price and have otherwise traded in shares of Amira’s stock for their financial gain.

160.        Amira has a duty to its shareholders to stop Defendants from further manipulating Amira’s stock price to the shareholders’ detriment.

161.        Remedies at law are inadequate to fully address the continuing manipulation of Amira’s stock that has occurred, and continues to occur, as a result of Defendants’ actions.

162.        Defendants took significant short positions in Amira stock then agreed to and supported one another in the publication and dissemination of materially false or misleading statements about Amira to the public thereby causing the panicked selling of, and an attendant precipitous drop in the price of, Amira’s stock.

163.        Defendants agreed to and supported one another in the publication and dissemination of these materially false or misleading statements about Amira in connection with the sale/or purchase of Amira stock as Defendants benefitted from the resulting sell-off as an opportunity to buy back the stock to cover their short positions at a profit.

164.        Through their scheme to manipulate the price of Amira’s stock, as set forth herein, Defendants acted with scienter and have directly and proximately caused, and continue to cause, substantial reputational harm and financial damages to Amira as well as its investors.

FOURTH CAUSE OF ACTION

Permanent Injunctive Relief

(Against All Defendants)

165.        Amira repeats and realleges the allegations set forth above as though fully set forth herein.

166.        Defendants authored, published, and disseminated false and defamatory statements about Amira’s business practices for their own profit.

167.        Defendants Prescience Partners, LP, Prescience Investment Group, LLC, Prescience Capital, LLC, and Asbahi sold short shares of Amira stock prior to the publication of the February and July 2015 Reports for the sole purpose of profiting from the resulting drop in the share price and have otherwise traded in shares of Amira’s stock for their financial gain.

168.        Amira will suffer irreparable harm if Defendants are not permanently enjoined from authoring, publishing, and disseminating because Defendants’ continued manipulation of Amira’s stock threatens the Company’s existence.

169.        Remedies at law are inadequate to fully address the continuing manipulation of Amira’s stock that has occurred, and continues to occur, as a result of Defendants’ actions.

170.        Amira is attempting to do nothing more than prevent Defendants from authoring, publishing and disseminating any further false and defamatory statements in connection with the Company. The balancing of the equities substantially favors Amira.

171.        Amira has a duty to its shareholders to stop Defendants from further manipulating Amira’s stock price to the shareholders’ detriment. The public interest will be served by a permanent injunction.

172.        Amira is entitled to a permanent injunction enjoining Defendants from publishing, causing to be published, or disseminating any further false and defamatory statements concerning Amira.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief as follows:

173.        Entry of judgment in favor of Plaintiff against all Defendants, jointly and severally, for all damages sustained as a result of Defendants’ wrongdoing, including:

a.	Awarding compensatory money damages in an amount to be determined at trial;

b.	Awarding punitive damages in an amount sufficient to deter further wrongful and improper conduct;

c.	Ordering Defendants to immediately remove all false and defamatory statements concerning Amira from its website and other social media accounts and requiring PPRG to publish on its website and other social media accounts a retraction of its previous false and defamatory statements for such a period as the Court may direct;

d.	Permanently enjoining Defendants from publishing, causing to be published. or disseminating any further false and defamatory statements concerning Amira;

e.	Awarding costs and expenses incurred in connection with this action, including reasonable attorneys’ fees to the extent available under any applicable law;

f.	Awarding prejudgment interest at the maximum legal rate applicable to a judgment issued by this Court; and

g.	Such other and further relief as this Court deems just and proper.

174.        Plaintiff reserves the right to seek all remedies available at law and equity.

JURY TRIAL DEMAND

175.        Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiff demands a trial by jury on all issues triable by jury.

DATED:	New York, New York April 28, 2016
QUINN EMANUEL URQUHART & SULLIVAN, LLP

By:
Tai-Heng Cheng (taihengcheng@quinnemaneul.com) R. Corey Worcester (coreyworcester@quinnemanuel.com)

51 Madison Avenue, 22nd Floor

New York, New York 10010

Telephone: (212) 849-7000

Fax: (212) 849-7100

Lauren Weeman Misztal (application for admission pro hac vice pending)

(laurenmisztal@quinnemanuel.com)

777 6th Street, NW, 11th Floor

Washington, D.C. 20001

Telephone: (202) 538-8000

Fax: (202) 538-8100

Attorneys for Plaintiff Amira Nature Foods, Ltd.

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